                                                      Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.   Exact name of trust:  Separate Account Five

B.   Name of depositor:  ITT Hartford Life and Annuity Insurance Company

C.   Complete address of depositor's principal executive offices:
          P. O. Box 2999
          Hartford, CT  06104-2999

D.   Name and address of agent for service:
          Scott K. Richardson, Esquire
          Hartford Life Insurance Companies
          P. O. Box 2999
          Hartford, CT  06104-2999

E.   Title and amount of securities being registered:

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.   Amount of filing fee:  Paid

H.   Approximate date of proposed public offering:

     As soon as practicable after the effective date of this registration statement.

It is proposed that this filing will become effective:
               immediately upon filing pursuant to paragraph (b) of Rule 485
     ------

               on (May 1, 1995) pursuant to paragraph (b)(1)(v) of Rule 485
     ------

               60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ------

               on May 1, 1995 pursuant to paragraph (a)(1) of Rule 485
     ------

               75 days after filing pursuant to paragraph (a)(2) of Rule 485
     ------
               on ___________________  pursuant to paragraph (a)(2) of Rule 485
     ------

The registrant hereby represents that it is relying on Section (13)(i)(B) of Rule 6e-3(T).

          The Registrant hereby amends this Registration Statement on such date as may be necesssary to delay its effective date until the Registration shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         RECONCILIATION AND TIE BETWEEN
                            FORM N-8B AND PROSPECTUS


Item No. of
FORM N-8B-2              CAPTION IN PROSPECTUS
     1.             Cover page

     2.             Cover page

     3.             Not applicable

     4.             The Company; Distribution of the Contracts

     5.             Summary - The Separate Account; The Separate Account-
                    General

     6.             The Separate Account - General

     7.             Not required by Form S-6

     8.             Not required by Form S-6

     9.             Legal Proceedings

     10.            Summary; The Separate Account - Portfolios; The Contract-
                    Application for a Contract;  Contract Benefits and Rights;
                    Other Matters - Voting Rights, Dividends

     11.            Summary; The Separate Account - Portfolios

     12.            Summary;  The Separate Account- Portfolios

     13.            Deductions and Charges;  Distribution of the Contracts;
                    Federal Tax Considerations

     14.            The Contract - Application for a Contract

     15.            The Contract - Allocation of Premium

     16.            The Separate Account - Portfolios;  The Contract -
                    Allocation of Premium

     17.            Summary; Contract Benefits and Rights - Account Value and


ITEM NO. OF
FORM N-8B-2              CAPTION IN PROSPECTUS
                    Amount Payable on Surrender of the Contract, Cancellation
                    and Examine Rights

     18.            The Separate Account - Portfolios; Deduction and Charges;
                    Federal Tax Considerations

     19.            Other Matters - Statement to Contract Owners

     20.            Not applicable

     21.            Contract Benefits and Rights - Contract Loans

     22.            Not applicable

     23.            Safekeeping of Separate Account Assets

     24.            Other Matters - Assignment

     25.            The Company

     26.            Not applicable

     27.            The Company

     28.            The Company

     29.            The Company

     30.            Not applicable

     31.            Not applicable

     32.            Not applicable

     33.            Not applicable

     34.            Not applicable

     35.            Distribution of Contracts

     36.            Not required by Form S-6


ITEM NO. OF
FORM N-8B-2              CAPTION IN PROSPECTUS
     37.            Not applicable

     38.            Distribution of the Contracts

     39.            The Company;  Distribution of the Contracts

     40.            Not applicable

     41.            The Company;  Distribution of the Contracts

     42.            Not applicable

     43.            Not applicable

     44.            The Contract - Allocation of Premium

     45.            Not applicable

     46.            Contract Benefits and Rights - Account Value

     47.            The Separate Account - Portfolio

     48.            Cover Page;  The Company

     49.            Not applicable

     50.            The Separate Account - General

     51.            Summary;  The Company;  The Contract;  Contract Benefits and
                    Rights;  Other Matters - Beneficiary

     52.            The Separate Account - Portfolios, Investment Adviser

     53.            Federal Tax Considerations

     54.            Not applicable

     55.            Not applicable

     56.            Not required by Form S-6

     57.            Not required by Form S-6


ITEM NO. OF
FORM N-8B-2              CAPTION IN PROSPECTUS
     58.            Not required by Form S-6

     59.            Not required by Form S-6

ITT HARTFORD LIFE AND ANNUITY
INSURANCE COMPANY                    SELECT DIMENSIONS LIFE
P. O. Box 2999                       Modified Single Premium
Hartford, CT  06104-2999             Variable Life Insurance Contracts
Telephone (800)231-5453

This prospectus describes the Select Dimensions Life modified single premium variable life insurance contracts ("Contracts") offered by ITT Hartford Life and Annuity Insurance Company ("ITT Hartford") to applicants age 90 and under. The Contract lets the Contract Owner pay a single premium, and subject to restrictions, additional premiums.

The Contract is a modified endowment contract for federal income tax purposes, except in certain cases described under "Federal Tax Considerations," page ___. A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF THE INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE CONTRACT. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% ADDITIONAL TAX, WITH CERTAIN EXCEPTIONS.

Generally, the minimum initial premium ITT Hartford  will accept is $10,000.
The initial premium will be allocated to the Money Market Portfolio. After the Right to Cancel Period has expired, the amount so allocated will be transferred to the Portfolios specified in the Contract Owner's application. The following underlying investment portfolios ("Portfolios") of the Dean Witter Select Dimensions Investment Series are available under the Contracts: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Core Equity Portfolio, the American Value Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio.

There is no guaranteed minimum Account Value for a Contract. The Account Value of a Contract will vary up or down to reflect the investment experience of the Portfolios to which premiums have been allocated. The Contract Owner bears the investment risk for all amounts so allocated. The Contract continues in effect while the Cash Surrender Value is sufficient to pay the monthly charges under the Contract ("Deduction Amount").

The Contracts provide for a Face Amount, which is the minimum death benefit under the Contract. The death benefit ("Death Benefit") may be greater than the Face Amount. The Account Value will, and under certain circumstances the Death Benefit of the Contract may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. However, while the Contract is in force, the Death Benefit will never be less than the Face Amount. At the death of the Insured, we will pay the death proceeds ("Death Proceeds") to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Contract.

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE CONTRACT.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE PORTFOLIOS WHICH CONTAIN A FULL DESCRIPTION OF THOSE PORTFOLIOS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF THE PRINCIPLE AMOUNT INVESTED.

The date of this Prospectus is ______________.

                                  SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: The current value of Accumulation Units plus the value of the Loan Account under the Contract.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

ANNUAL WITHDRAWAL AMOUNT: The amount of a surrender or partial withdrawal that is not subject to the contingent deferred sales charge. This amount in any Contract year is the greater of 10% of premiums or 100% of cumulative earnings (Account Value less premiums paid).

CASH SURRENDER VALUE: The Account Value less any contingent deferred sales charge and additional premium tax charge and all Indebtedness.

CODE:  The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY:  The yearly anniversary of the Contract Date.

CONTRACT DATE: A date not later than three business days after receipt of the initial premium at ITT Hartford 's Home Office.

CONTRACT OWNER: The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

CONTRACT YEARS:  Annual periods computed from the Contract Date.

COVERAGE AMOUNT:  The Death Benefit less the Account Value.

DEATH BENEFIT:  The greater of (1) the Face Amount specified in the Contract or
(2) the Account Value on the date of death multiplied by a stated percentage as specified in the Contract.

DEATH PROCEEDS: The amount that we will pay on the death of the Insured. This equals the Death Benefit less any Indebtedness.

DEDUCTION AMOUNT: A deduction on the Contract Date and on each Monthly Activity Date for the cost of insurance, a tax expense charge, an administrative charge, and a mortality and expense risk charge.

FACE AMOUNT: On the Contract Date, the initial Face Amount is the amount shown on the Contract's Specifications page. Thereafter, the Face Amount is reduced by any partial withdrawals.

FUND:  Dean Witter Select Dimensions Investment Series.

GUIDELINE SINGLE PREMIUM: The "Guideline Single Premium" as defined in Section 7702 of the Code.

INDEBTEDNESS: All monies owed to ITT Hartford by the Contract Owner. These monies include all outstanding loans on the Contract, including any interest due or accrued Deduction Amount or Annual Maintenance Fee.

INSURED:  The person on whose life the Contract is issued.

LOAN ACCOUNT: An account in ITT Hartford 's General Account, established for any amounts transferred from the Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest of 4% per annum that is not based on the investment experience of the Separate Account.

MONTHLY ACTIVITY DATE: The day of each month on which the Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date.

PORTFOLIOS:  Currently, the portfolios of the Dean Witter Select Dimensions
Investment Series described on page     of this Prospectus.

PREFERRED LOAN: The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract.

SEPARATE ACCOUNT: Separate Account Five, an account established by ITT Hartford to separate the assets funding the Contracts from other assets of ITT Hartford .

SUB-ACCOUNT: The subdivisions of the Separate Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Portfolios.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE SEPARATE ACCOUNT . . . . . . . . . . . . . . . . . . . . . . . . .

               General . . . . . . . . . . . . . . . . . . . . . . . .

               Portfolios. . . . . . . . . . . . . . . . . . . . . . .

               Investment Adviser. . . . . . . . . . . . . . . . . . .

THE CONTRACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

               Application for a Contract. . . . . . . . . . . . . . .

               Premiums. . . . . . . . . . . . . . . . . . . . . . . .

               Allocation of Premiums. . . . . . . . . . . . . . . . .

               Accumulation Unit Values. . . . . . . . . . . . . . . .

DEDUCTIONS AND CHARGES . . . . . . . . . . . . . . . . . . . . . . . .

               Monthly Deductions. . . . . . . . . . . . . . . . . . .

               Taxes Charged Against the Separate Account. . . . . . .

               Charges Against the Portfolios. . . . . . . . . . . . .

               Contingent Deferred Sales Charge. . . . . . . . . . . .

               Additional Premium Tax Charge . . . . . . . . . . . . .

CONTRACT BENEFITS AND RIGHTS . . . . . . . . . . . . . . . . . . . . .

               Death Benefit . . . . . . . . . . . . . . . . . . . . .


               Account Value . . . . . . . . . . . . . . . . . . . . .

               Transfer of Account Value . . . . . . . . . . . . . . .

               Contract Loans. . . . . . . . . . . . . . . . . . . . .

               Amount Payable on Surrender of the Contract . . . . . .

               Partial Withdrawals . . . . . . . . . . . . . . . . . .

               Benefits at Maturity. . . . . . . . . . . . . . . . . .

               Lapse and Reinstatement . . . . . . . . . . . . . . . .

               Cancellation and Exchange Rights. . . . . . . . . . . .

               Suspension of Valuation, Payments and Transfers . . . .

LAST SURVIVOR CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . .

OTHER MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

               Voting Rights . . . . . . . . . . . . . . . . . . . . .

               Statements to Contract Owners . . . . . . . . . . . . .

               Limit on Right to Contest . . . . . . . . . . . . . . .

               Misstatement as to Age and Sex. . . . . . . . . . . . .

               Payment Options . . . . . . . . . . . . . . . . . . . .

               Beneficiary . . . . . . . . . . . . . . . . . . . . . .

               Assignment. . . . . . . . . . . . . . . . . . . . . . .

               Dividends . . . . . . . . . . . . . . . . . . . . . . .

EXECUTIVE OFFICERS AND DIRECTORS . . . . . . . . . . . . . . . . . . .

DISTRIBUTION OF THE CONTRACTS. . . . . . . . . . . . . . . . . . . . .

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS . . . . . . . . . . . . .


FEDERAL TAX CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . .

               General . . . . . . . . . . . . . . . . . . . . . . . .

               Taxation of ITT Hartford and the Separate Account . . .

               Income Taxation of Contract Benefits. . . . . . . . . .

               Last Survivor Contracts . . . . . . . . . . . . . . . .

               Modified Endowment Contracts. . . . . . . . . . . . . .

               Diversification Requirements. . . . . . . . . . . . . .

LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . . .

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

REGISTRATION STATEMENT . . . . . . . . . . . . . . . . . . . . . . . .

APPENDIX A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

               The Contracts may not be available in all states.


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

                                     SUMMARY

THE CONTRACT

The Contracts are life insurance contracts with death benefits, cash values, and other traditional life insurance features. The Contracts are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will, and the Death Benefit may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. The Contracts are credited with units ("Accumulation Units") to calculate cash values. The Contract Owner may transfer the cash values among the Portfolios.

The Contracts can be issued on a single life or "last survivor" basis. For a discussion of how last survivor Contracts operate differently from single life Contracts, see "Last Survivor Contracts," page ___.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

Separate Account Five ("Separate Account") funds the variable life insurance Contracts offered by this prospectus. ITT Hartford established the Separate Account pursuant to Wisconsin insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. The Contracts currently offer twelve sub-accounts ("Sub-Accounts"), each investing exclusively in a Portfolio. If an initial premium is submitted with an application for a Contract, it will be allocated, within three business days of receipt at ITT Hartford's Home Office, to the Money Market Portfolio. After the expiration of the Right to Cancel Period, the values in the Money Market Portfolio will be allocated to one or more of the Portfolios as specified in the Contract Owner's
application. See "The Contract - Allocation of Premiums," page    .

Currently, the Portfolios of the Dean Witter Select Dimensions Investment Series available under the Contracts are: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Core Equity Portfolio, the American Value Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio. Applicants should read the prospectus for the Portfolios accompanying this prospectus in connection with the purchase of a Contract. The investment objectives of the Portfolios are as set forth in "The
Separate Account," page    .

Total fund operating expenses, including management fees, were waived in 1994 and 1995. See the "The Fund and its Management" within the Fund Prospectus for a complete description of the fees that are payable for fund operating expenses and the conditions of the fee waiver.

The investment adviser for all the Portfolios is Dean Witter InterCapital Inc. Dean Witter InterCapital Inc. retains a sub-investment adviser with respect to
some of the Portfolios. See "The Separate Account," page    .

PREMIUMS

The Contract permits the Contract Owner to pay a large single premium, and subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between the ages of 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Code. ITT Hartford may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium ITT Hartford will accept is $10,000. ITT Hartford may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code.

DEDUCTIONS AND CHARGES

On the Contract Date and on each Monthly Activity Date, ITT Hartford will deduct a Deduction Amount from the Account Value. The Deduction Amount will be made pro rata respecting each Sub-Account attributable to the Contract. The Deduction Amount includes a cost of insurance charge, tax expense charge, administrative charge, and a mortality and expense risk charge. The monthly cost of insurance charge is to cover ITT Hartford's anticipated mortality costs. In addition, ITT Hartford will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates ITT Hartford for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under
Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The premium tax deduction represents an average premium tax of 2.5% of premiums over ten years. ITT Hartford will deduct from the Account Value attributable to the Separate Account a monthly administrative charge equal to an annual rate of 0.40%. This charge compensates ITT Hartford for administrative expenses incurred in the administration of the Separate Account and the Contracts. ITT Hartford will also deduct from the Account Value attributable to the Separate Account a monthly charge equal to an annual rate of 0.90% for the mortality risks and expense risks ITT Hartford assumes in relation to the variable portion of the Contracts. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date the Contract may lapse. See "Deductions and Charges -
Monthly Deductions," page    and "Contract Benefits and Rights - Lapse and
Reinstatement," page    .

If the Account Value on a Contract Anniversary is less than $50,000, ITT Hartford will deduct on such date an Annual Maintenance Fee of $30. This fee will help reimburse ITT Hartford for administrative and maintenance costs of the Contracts. See "Deductions and Charges - Annual Maintenance Fee," page___.

ITT Hartford may set up a provision for income taxes against the assets of the Separate Account. See "Deductions and Charges - Charges Against The Separate
Account," page     and "Federal Tax Considerations," page     .

Applicants should review the prospectuses for the Portfolios which accompany this prospectus for a description of the charges assessed against the assets of the Portfolios.

Upon surrender of the Contract and partial withdrawals in excess of the Annual Withdrawal Amount, a contingent deferred sales charge may be assessed. In Contract Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Contract Years 4 through 5, this charge is 6%. In Contract Years 6 through 7, this charge is 4%. In Contract Years 8 through 9, this charge is 2%. After the 9th Contract Year, there is no charge. The contingent deferred sales charge is imposed to cover a portion of the sales expense incurred by ITT Hartford in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses. See "Deductions and Charges - Contingent Deferred Sales Charge," page ___.

During the first nine Contract Years, an additional premium tax charge will be imposed on surrender or partial withdrawals. See "Deductions and Charges - Additional Premium Tax Charges," page ___.

For a discussion of the tax consequences of surrender of the Contract or a partial withdrawal, see "Federal Tax Considerations," page ___.

DEATH BENEFIT

The Contracts provide for a Face Amount which is the minimum Death Benefit under the Contract. The Death Benefit may be greater than the Face Amount. At the death of the Insured, we will pay the Death Proceeds to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Contract.
See "Contract Benefits and Rights - Death Benefit," page     .

ACCOUNT VALUE

The Account Value of the Contract will increase or decrease to reflect the investment experience of the Portfolios applicable to the Contract and deductions for the monthly Deduction Amount. There is no minimum guaranteed Account Value and the Contract Owner bears the risk of the investment in the
Portfolios. See "Contract Benefits and Rights - Account Value," page    .

CONTRACT LOANS

A Contract Owner may obtain one or both of two types of cash loans from ITT Hartford. Both types of loans are secured by the Contract. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the Account Value less any contingent deferred sales charge and due and unpaid Deduction Amount. See "Contract Benefits and Rights - Contract Loans," page ____ and "Federal Tax Considerations," page ____.

LAPSE

Under certain circumstances a Contract may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. ITT Hartford will give written notice to the Contract Owner and a 61 day grace period during which additional amounts may be paid to continue the Contract.
See "Contract Benefits and Rights - Contract Loans," page          and "Lapse
and Reinstatement," page      .

CANCELLATION AND EXCHANGE RIGHTS

An applicant has a limited right to return his or her Contract for cancellation. If the applicant returns the Contract, by mail or hand delivery, to ITT Hartford or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the applicant (in certain cases, this free-look period is longer), ITT Hartford will return to the applicant within 7 days thereafter the greater of the premiums paid for the Contract or the sum of (1) the Account Value on the date the returned Contract is received by ITT Hartford or its agent and (2) any deductions under Contract or by the Portfolios for taxes, charges or fees.

In addition, once the Contract is in effect it may be exchanged during the first 24 months after its issuance for a permanent life insurance contract on the life of the Insured without submitting proof of insurability. See "Contract Benefits
and Rights - Cancellation and Exchange Rights," page    .

TAX CONSEQUENCES

The current Federal tax law generally excludes all death benefit payments from the gross income of the Contract beneficiary. The Contracts generally will be treated as modified endowment contracts. This status does not affect the Contracts' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. HOWEVER, LOANS, DISTRIBUTIONS OR OTHER AMOUNTS RECEIVED UNDER A MODIFIED ENDOWMENT CONTRACT ARE TAXED TO THE EXTENT OF ACCUMULATED INCOME IN THE CONTRACT (GENERALLY, THE EXCESS OF ACCOUNT VALUE OVER PREMIUMS PAID) AND MAY BE SUBJECT
TO A 10% PENALTY TAX.  SEE "FEDERAL TAX CONSIDERATIONS," PAGE     .

THE COMPANY

ITT Hartford Life and Annuity Insurance Company ("ITT Hartford"), formerly ITT Life Insurance Corporation, is domiciled in the state of Wisconsin at Suite 2100, 111 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, with its principal office at 505 Highway 169 North, Minneapolis, Minnesota 55441; however, its mailing address is: P.O. Box 5085, Hartford, CT 06102-5085, Attn: Individual Annuity Operations.

ITT Hartford was incorporated in January 9, 1956 and commenced business July 1, 1965. It is a stock life insurance company engaged in the business of writing both individual and group life insurance and annuities in all states including the District of Columbia, except New York.

ITT Hartford is a wholly owned subsidiary of Hartford Life Insurance Company. ITT Hartford is ultimately 100% owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States.

ITT Hartford has an A+ rating from A.M. Best and Company, Inc. ITT Hartford has an AA+ rating from both Standard & Poor's and Duff and Phelps on the basis of its claims paying ability.

These ratings do not apply to the performance of the Separate Account. However, the contractual obligations under the Contracts are the general corporate obligations of ITT Hartford. These ratings do apply to ITT Hartford's ability to meet its insurance obligations under the contract.

THE SEPARATE ACCOUNT

GENERAL

Separate Account Five ("Separate Account") is a separate account of ITT Hartford established on August 17, 1994 pursuant to the insurance laws of the State of Wisconsin and organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.
The Separate Account meets the definition of "separate account" under federal securities law. Under Wisconsin law, the assets of the Separate Account are held exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. The assets for the Separate Account are not chargeable with liabilities arising out of any other business which ITT Hartford may conduct.

PORTFOLIOS

The underlying investment for the Contracts are shares of the Dean Witter Select Dimensions Investment Series, an open-end diversified series investment company with multiple portfolios ("Portfolios"). The assets of each Sub-Account of the Separate Account are invested exclusively in one of the Portfolios. A Contract Owner may allocate premiums among the Portfolios. Contract Owners should review the following brief descriptions of the investment objectives of the Portfolios in connection with that allocation. There is no assurance that any of the Portfolios will achieve its stated objectives. Contract Owners are also advised to read the prospectus for the Portfolios accompanying this prospectus for more detailed information.

MONEY MARKET PORTFOLIO

Seeks high current income, preservation of capital and liquidity by investing in the following money market instruments: U.S. Government securities, obligations of U.S. regulated banks and savings institutions having total assets of more than $1 billion, or less than $1 billion if such are fully federally insured as to principal (the interest may not be insured) and high grade corporate debt obligations maturing in thirteen months or less.

NORTH AMERICAN GOVERNMENT SECURITIES PORTFOLIO

Seeks to earn a high level of current income while maintaining relatively low volatility of principal, by investing primarily in investment grade fixed-income securities issued or guaranteed by the U.S., Canadian or Mexican governments.

DIVERSIFIED INCOME PORTFOLIO

Seeks, as a primary objective, to earn a high level of current income, and as a secondary objective, to maximize total return, but only to the extent consistent with its primary objective, by equally allocating its assets among three separate groupings of fixed-income securities. Up to one-third of the securities in which the Diversified Income Portfolio may invest will include securities rated Baa/BBB or lower. See the special considerations for investments for high yield securities disclosed in the Fund prospectus.

BALANCED PORTFOLIO

Seeks to achieve high total return through a combination of income and capital appreciation, by investing in a diversified portfolio of common stocks and investment grade fixed-income securities.

UTILITIES PORTFOLIO

Seeks to provide current income and long-term growth of income and capital by investing in equity and fixed-income securities of companies in the public utilities industry.

DIVIDEND GROWTH PORTFOLIO

Seeks to provide reasonable current income and long-term growth of income and capital by investing primarily in common stock of companies with a record of paying dividends and the potential for increasing dividends.

VALUE-ADDED MARKET PORTFOLIO

Seeks to achieve a high level of total return on its assets through a combination of capital appreciation and current income, by investing, on an equally-weighted basis, in a diversified portfolio of common stocks of the companies which are represented in the Standard & Poor's 500 Composite Stock Price Index.

CORE EQUITY PORTFOLIO

Seeks long-term growth of capital by investing primarily in common stocks and securities convertible into common stocks issued by domestic and foreign companies.

AMERICAN VALUE PORTFOLIO

Seeks long-term capital growth consistent with an effort to reduce volatility, by investing principally in common stock of companies in industries which, at the time of the investment, are believed to be undervalued in the marketplace.

GLOBAL EQUITY PORTFOLIO

Seeks a high level of total return on its assets primarily through long-term capital growth, and to a lesser extent, from income, through investments in all types of common stocks and equivalents (such as convertible securities and warrants), preferred stocks and bonds, and other debt obligations of domestic and foreign companies, governments, and international organizations.

DEVELOPING GROWTH PORTFOLIO

Seeks long-term capital growth by investing primarily in common stocks of smaller and medium-sized companies that, in the opinion of the Investment Manager, have the potential for growing more rapidly than the economy and which may benefit from new products or services, technological developments or changes in management.

EMERGING MARKETS PORTFOLIO

Seeks long-term capital appreciation by investing primarily in equity securities of companies in emerging market countries. The Emerging Markets Portfolio may invest up to 35% of its total assets in high risk fixed-income securities that are rated below investment grade or are unrated (commonly referred to as "junk bonds"). See the special considerations for investments in high yield securities disclosed in the Fund prospectus.

The Fund is organized as a Massachusetts business trust and is an open-end diversified management investment company with multiple portfolios under the Investment Company Act of 1940. Each Portfolio of the Fund is managed for investment purposes as if it were a separate fund issuing a separate class of shares. Shares of the Fund are offered to the Separate Account established by ITT Hartford or one of its affiliated companies specifically to fund the Contracts and certain flexible premium deferred variable annuity contracts issued by ITT Hartford or one of its affiliates as permitted by the Investment Company Act of 1940.

The Portfolios are managed in styles similar to other investment companies whose shares are generally offered to the public which are managed by Dean Witter InterCapital Inc., the Investment Manager, or by TCW Funds Management, Inc., the Sub-Adviser to certain of the Portfolios. The portfolios of these other investment companies may, however, employ different investment practices and may invest in securities different from those in which their counterpart Portfolios invest, and consequently will not have identical portfolios or experience identical investment results.

The Portfolios are available only to serve as the underlying investment for variable annuity and variable life contracts. A full description of the Portfolios, their investment objectives, policies and restrictions, risks, charges and expenses and other aspects of their operation is contained in the accompanying Fund Prospectus which should be read in conjunction with this Prospectus before investing, and in the Fund Statement of Additional Information which may be ordered without charge from Dean Witter Select Dimensions Investment Series.

It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously. Although ITT Hartford and the Fund do not currently foresee any such disadvantages either to variable life insurance or variable annuity contract owners, the Fund's Board of Trustees intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If the Board of Trustees of the Fund were to conclude that separate Portfolios should be established for variable life and variable annuity separate accounts, ITT Hartford will bear the attendant expenses.

All investment income of and other distributions to each Sub-Account of the Separate Account arising from the applicable Portfolio are reinvested in shares of that Portfolio at net asset value.

The income and both realized gains or losses on the assets of each Sub-Account of the Separate Account are therefore separate and are credited to or charged against the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of ITT Hartford. ITT Hartford will purchase shares in the Portfolios in connection with premiums allocated to the applicable Sub-Account in accordance with Contract Owners directions and will redeem shares in the Portfolios to meet Contract obligations or make adjustments in reserves, if any. The Portfolios are required to redeem Portfolio shares at net asset value and to make payment within seven days.

ITT Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Separate Account and its Sub-Accounts which fund the Contracts. If shares of any of the Portfolios should no longer be available for investment, or if, in the judgment of ITT Hartford's management, further investment in shares of any Portfolio should become inappropriate in view of the purposes of the Contracts, ITT Hartford may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Contracts. No substitution of securities will take place without notice to and consent of Contract Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Contract Owner approval, ITT Hartford also reserves the right to end the registration under the Investment Company Act of 1940 of the Separate Account or any other separate accounts of which it is the depositor which may fund the Contracts.

Each Portfolio is subject to investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectus for the Fund.

INVESTMENT ADVISER

Dean Witter InterCapital Inc. ("InterCapital" or the "Investment Manager"), a Delaware Corporation, whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. The Investment Manager, which was incorporated in July, 1992, is a wholly-owned subsidiary of Dean Witter, Discover & Co., ("DWDC"), a balanced financial services organization providing a broad range of nationally marketed credit and investment products.

The Fund has retained the Investment Manager to provide administrative services, manage its business affairs and manage the investment of the Fund's assets, including the placing of orders for the purchase and sales of portfolio securities. InterCapital has retained its wholly-owned subsidiary, Dean Witter Services Company Inc., to perform the aforementioned administrative services for the Portfolios. For its services, each Portfolio pays the Investment Manager a monthly fee. See the accompanying Fund Prospectus for a more complete description of the Investment Manager and the respective fees of the Portfolios.

With regard to the North American Government Securities Portfolio, the Balanced Portfolio, the Core Equity Portfolio and the Emerging Markets Portfolio, under a Sub-Advisory Agreement between TCW Funds Management, Inc. (the "Sub-Adviser") and the Investment Manager, the Sub-Adviser provides these Portfolios with investment advice and portfolio management, in each case subject to the overall supervision of the Investment Manager. The Sub-Adviser's address is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

THE CONTRACT

APPLICATION FOR A CONTRACT

Individuals wishing to purchase a Contract must submit an application to ITT Hartford. A Contract will be issued only on the lives of insureds age 90 and under who supply evidence of insurability satisfactory to ITT Hartford. Acceptance is subject to ITT Hartford's underwriting rules and ITT Hartford reserves the right to reject an application for any reason. IF A CONTRACT IS NOT ISSUED, THE PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST. No change in the terms or conditions of a Contract will be made without the consent of the Contract Owner.

The Contract will be effective on the Contract Date only after ITT Hartford has received all outstanding delivery requirements and received the initial premium. The Contract Date is the date used to determine all future cyclical transactions on the Contract, e.g., Monthly Activity Date, Contract Months and Contract Years. The Contract Date may be prior to, or the same as, the date the Contract is issued ("Issue Date").

If the Coverage Amount is over then current limits established by ITT Hartford, the initial payment will not be accepted with the application. In other cases where we receive the initial payment with the application, we will provide fixed conditional insurance during underwriting according to the terms of a conditional receipt. The fixed conditional insurance will be the insurance applied for, up to a maximum that varies by age. If no fixed conditional insurance was in effect, on Contract delivery we will require a sufficient payment to place the insurance in force.

PREMIUMS

The Contract permits the Contract Owner to pay a large single premium, and subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between ages 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium (subject to then current premium limits) are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Code. ITT Hartford may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium ITT Hartford will accept is $10,000. ITT Hartford may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code.

ALLOCATION OF PREMIUMS

Within three business days of receipt of a completed application and the initial premium at ITT Hartford's Home Office, ITT Hartford will allocate the entire premium to the Money Market Portfolio. After the expiration of the Right To Cancel Period the Account Value in the Money Market Portfolio will be allocated among the Portfolios in whole percentages to purchase Accumulation Units in the applicable Sub-Accounts as the Contract Owner directs in the application. Premiums received on or after the expiration of the Right to Cancel Period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Contract Owner or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Contract (including the initial allocation to the Money Market Portfolio) will be determined first by multiplying the premium by the percentage to be allocated to each Portfolio to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed after receipt of the payment.

ACCUMULATION UNIT VALUES

The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Portfolio and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share dividends or capital gains by that Portfolio if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period. Applicants should refer to the prospectus for the Portfolios which accompany this prospectus for a description of how the assets of each Portfolio are valued since such determination has a direct bearing on the Accumulation Unit Value of the Sub-Account and therefore the Account Value of a Contract. See also, "Contract
Benefits and Rights - Account Value," page   .

All valuations in connection with a Contract, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Contract Loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium, other than the initial premium, will be made on the date the request or payment is received by ITT Hartford at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

DEDUCTIONS AND CHARGES

MONTHLY DEDUCTIONS

On the Contract Date, and on each Monthly Activity Date after the Contract Date, ITT Hartford will deduct an amount ("Deduction Amount") to cover charges and expenses incurred in connection with a Contract. Each monthly Deduction Amount will be deducted pro rata from each Sub-Account attributable to the Contract such that the proportion of Account Value of the Contract attributable to each Sub-Account remains the same before and after the deduction. The Deduction
Amount will vary from month to month.    If the Cash Surrender Value is not
sufficient to cover a Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Contract Benefits and Rights - Lapse and
Reinstatement," page    .  The following is a summary of the monthly deductions
and charges which constitute the Deduction Amount:

COST OF INSURANCE CHARGE: The cost of insurance charge covers ITT Hartford's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the 10th Contract Year and are based on whether 100%, 90% or 80% of the Guideline Single Premium has been paid. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is a guaranteed maximum monthly rate multiplied by the Coverage Amount on the Contract Date or any Monthly Activity Date. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. (Unisex rates may be required in some states.) A table of guaranteed cost of insurance rates per $1,000 will be included in each Contract; however, ITT Hartford reserves the right to use rates less than those shown in the table. Substandard risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. The multiple will be based on the insured's substandard rating.

The Coverage Amount is first set on the Contract Date and then on each Monthly Activity Date. On such days, it is the Face Amount less the Account Value subject to a Minimum Coverage Amount. The Coverage Amount remains level between the Monthly Activity Dates.

The Coverage Amount may be adjusted to continue to qualify the Contracts as life insurance contracts under the current Federal tax law. Under that law, the Minimum Coverage Amount is a stated percentage of the Account Value of the Contract determined on each Monthly Activity Date. The percentages vary according to the attained age of the Insured.

EXAMPLE:

Face Amount = $100,000
Account Value on the Monthly Activity Date = $30,000
Insured's attained age = 40
Minimum Coverage Amount percentage for age 40 = 150%

On the Monthly Activity Date, the Coverage Amount is $70,000. This is calculated by subtracting the Account Value on the Monthly Activity Date ($30,000) from the Face Amount ($100,000), subject to a possible Minimum Coverage Amount adjustment. This Minimum Coverage Amount is determined by taking a percentage of the Account Value on the Monthly Activity Date. In this case, the Minimum Coverage Amount is $45,000 (150% of $30,000). Since $45,000 is less than the Face Amount less the Account Value ($70,000), no adjustment is necessary. Therefore, the Coverage Amount will be $70,000.

Assume that the Account Value in the above example was $50,000. The Minimum Coverage Amount would be $75,000 (150% of $50,000). Since this is greater than the Face Amount less the Account Value ($50,000), the Coverage Amount for the Contract Month is $75,000. (For an explanation of the Death Benefit, see
"Contract Benefits and Rights" on page    .)

Because the Account Value and, as a result, the Coverage Amount under a Contract may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date.

TAX EXPENSE CHARGE: ITT Hartford will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates ITT Hartford for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under
Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The 0.25% premium tax deduction over ten Contract Years approximates ITT Hartford's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, ITT Hartford does not expect to make a profit from this deduction. The 0.15% federal tax deduction helps reimburse ITT Hartford for approximate expenses incurred from federal taxes under Section 848 of the Code. The federal tax deduction is a factor ITT Hartford must use when computing the maximum sales load chargeable under SEC rules.

ADMINISTRATIVE CHARGE: ITT Hartford will deduct monthly from the Account Value attributable to the Separate Account an administrative charge equal to an annual rate of 0.40%. This charge compensates ITT Hartford for administrative expenses incurred in the administration of the Separate Account and the Contracts.

MORTALITY AND EXPENSE RISK CHARGE: ITT Hartford will deduct monthly from the Account Value attributable to the Separate Account a charge equal to an annual rate of 0.90% for the mortality risks and expense risks ITT Hartford assumes in relation to the variable portion of the Contracts.

The mortality risk assumed is that the cost of insurance charges specified in the Contract will be insufficient to meet claims. ITT Hartford also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date ITT Hartford receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract. ITT Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Contracts and the proceeds of the contingent deferred sales charge.

ANNUAL MAINTENANCE FEE: If the Account Value on a Contract Anniversary is less than $50,000, ITT Hartford will deduct on such date an Annual Maintenance Fee of $30. This fee will help reimburse ITT Hartford for administrative and maintenance costs of the Contracts. The sum of the monthly administrative charges and the annual maintenance fee will not exceed the cost ITT Hartford incurs in providing administrative services under the Contracts.

TAXES CHARGED AGAINST THE SEPARATE ACCOUNT

Currently, no charge is made to the Separate Account for federal income taxes that may be attributable to the Separate Account. ITT Hartford may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

CHARGES AGAINST THE PORTFOLIOS

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of the Portfolio shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Portfolios. These charges are described in the prospectus for the Portfolios.

CONTINGENT DEFERRED SALES CHARGE

Upon surrender of the Contract and partial withdrawals in excess of the Annual Withdrawal Amount, a contingent deferred sales charge may be assessed. In Contract Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Contract Years 4 through 5, this charge is
6%.  In Contract Years 6 through 7, this charge  is 4%.   In Contract Years 8
through 9, this charge  is 2%.  After the 9th Contract Year, there is no charge.

In determining the contingent deferred sales charge and the additional premium tax charge discussed below, any surrender or partial withdrawal during the first ten Contract Years will be deemed first from premiums paid and then from earnings. If an amount equal to all premiums paid has been withdrawn, no charge will be assessed on withdrawal of the remaining Account Value.

The contingent deferred sales charge is imposed to cover a portion of the sales expense incurred by ITT Hartford in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses.

See "Contract Benefits and Rights - Amount Payable on Surrender of the
Contract," page    .

ADDITIONAL PREMIUM TAX CHARGE

During the first nine Contract Years, an additional premium tax charge will be imposed on surrender or partial withdrawals. The additional premium tax charge is shown below, as a percent of Account Value, at the end of each Contract Year:

               CONTRACT
                 YEAR       RATE
               --------     ----
                    1      2.50%
                    2      2.25%
                    3      2.00%
                    4      1.75%
                    5      1.50%
                    6      1.25%
                    7      1.00%
                    8      0.75%
                    9      0.50%
                   10+     0.00%

After the ninth Contract Year, no additional premium tax charge will be imposed.


CONTRACT BENEFITS AND RIGHTS

DEATH BENEFIT

The Contracts provide for the payment of the Death Proceeds to the named beneficiary when the Insured under the Contract dies. The Death Proceeds payable to the beneficiary equal the Death Benefit less any loans outstanding. The Death Benefit equals the greater of (1) the Face Amount or (2) the Account Value multiplied by a specified percentage. The percentages vary according to the attained age of the Insured and are specified in the Contract. Therefore, an increase in Account Value may increase the Death Benefit. However, because the Death Benefit will never be less than the Face Amount, a decrease in Account Value may decrease the Death Benefit but never below the Face Amount.

                 EXAMPLES:

                                      A                   B
                                     ---                 ---

                 Face Amount:                    $100,000   $100,000
                 Insured's Age:                      40         40
                 Account Value on Date of Death:   46,500     34,000
                 Specified Percentage               250%       250%

               In Example A, the Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding loans constitutes the Death Proceeds which we would pay to the beneficiary.


               In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000 multiplied by the specified percentage of 250%).

All or part of the Death Proceeds may be paid in cash or applied under a
"Payment Option."  See "Other Matters - Payment Options," page    .

ACCOUNT VALUE

The Account Value of a Contract will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Portfolios, the value of the Loan Account and the monthly Deduction Amounts. There is no minimum guaranteed Account Value.

The Account Value of a particular Contract is related to the net asset value of the Portfolios to which premiums on the Contract have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Contract in each Sub-Account as of the Valuation Day by the Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts credited to the Contract and the value of the Loan Account. See "The Contract - Accumulation Unit Values,"
page    .

TRANSFER OF ACCOUNT VALUE

While the Contract remains in effect and subject to ITT Hartford's transfer rules then in effect, the Contract Owner may request that part or all of the Account Value of a particular Sub-Account be transferred to other Sub-Accounts. ITT Hartford reserves the right to restrict the number of such transfers to no more than 12 per Contract Year with no two transfers being made on consecutive Valuation Days. However, there are no restrictions on the number of transfers at the present time. Transfers may be made by written request or by calling toll free 1-800-231-5453. Telephone transfers may not be permitted in some states. The policy of ITT Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. ITT Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, ITT

Hartford may be liable for any losses due to unauthorized or fraudulent instructions. The procedures ITT Hartford follows for transactions initiated by telephone include requirements that callers on behalf of a Contract Owner identify themselves and the Contract Owner by name and social security number or other identifying information. All transfer instructions by telephone are tape recorded.

ITT Hartford may modify the right to reallocate Account Value among the Sub-Accounts if ITT Hartford determines, in its sole discretion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum period between each transfer, not accepting transfer requests of an agent acting under the power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred among the Sub-Accounts at one time. These restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that ITT Hartford considered to be disadvantageous to other Contract Owners.

As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Date ITT Hartford receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Date ITT Hartford receives the transfer request.

CONTRACT LOANS

While the Contract is in effect, a Contract Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from ITT Hartford. Both types of loans are secured by the Contract. The aggregate loans (including the currently applied for loan) may not exceed at the time a loan is requested 90% of the Account Value less any contingent deferred sales charge and due and unpaid Deduction Amount.

The loan amount will be transferred pro rata from each Sub-Account attributable to the Contract (unless the Contract Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will bear interest at a rate of 4% per annum (6% for "Preferred Loans"). The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract is considered a "Preferred Loan." The loan interest rate that ITT Hartford will charge on all loans is 6% per annum. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro-rata basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date.

If the aggregate outstanding loan(s) secured by the Contract exceeds the Account Value of the

Contract less any contingent deferred sales charges and due and unpaid Deduction Amount, ITT Hartford will give written notice to the Contract Owner that unless ITT Hartford receives an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Contract, the Contract may lapse.

All or any part of any loan secured by a Contract may be repaid while the Contract is still in effect. When loan repayments or interest payments are made, the repayment will be allocated among the Sub-Account(s) from which, and in the same percentage as, the loan was originally deducted (unless the Contract Owner requests a different allocation) and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a Grace Period must be repaid before the Contract will be reinstated. See "Contract Benefits and Rights - Lapse and Reinstatement," page ___.

A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than 4% per annum, the annual interest rate for amounts held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than 4% per annum, the Contract Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT

While the Contract is in effect, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Contract. Upon surrender, the Contract Owner will receive the Cash Surrender Value determined as of the day ITT Hartford receives the Contract Owner's written request or the date requested by the Contract Owner whichever is later. The Cash Surrender Value equals the Account Value less any contingent deferred sales charges and additional premium tax charge and all Indebtedness. ITT Hartford will pay the Cash Surrender Value of the Contract within seven days of receipt by ITT Hartford of the written request or on the effective surrender date requested by the Contract Owner, whichever is later. The Contract will terminate on the date of receipt of the written request, or the date the Contract Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Contract, see "Federal Tax Considerations," page ___.

If the Contract Owner chooses to apply the surrender proceeds to a payment option (see "Other Matters - Payment Options," page ___), the contingent deferred sales charge will not be imposed to the surrender proceeds applied to the option. In other words, the surrender proceeds will equal the Cash Surrender Value without reduction for the contingent deferred sales charge. However, the additional premium tax charge, if applicable, will be deducted from the surrender proceeds to be applied, and amounts withdrawn from Options 1, 5 or 6 will be subject to the contingent deferred sales charge, if applicable.

PARTIAL WITHDRAWALS

While the Contract is in effect, a Contract Owner may elect, by written request, to make partial withdrawals from the Cash Surrender Value. The Cash Surrender Value, after partial withdrawal, must at least equal ITT Hartford's minimum amount rules then in effect; otherwise, the request will be treated as a request for full surrender. The partial withdrawal will be deducted pro rata from each Sub-Account, unless the Contract Owner instructs otherwise. The Face Amount will be reduced proportional to the reduction in the Account Value due to the partial withdrawal. Partial withdrawals will be deemed to be first from earnings, if any, and then from premiums paid. Partial withdrawals in excess of the Annual Withdrawal Amount will be subject to any applicable contingent deferred sales charges and any additional premium tax charges. See "Deductions and Charges - Contingent Deferred Sales Charge, Additional Premium Tax Charge." For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Considerations," page ___.

BENEFITS AT MATURITY

If the Insured is living on the "Maturity Date" (the anniversary of the Contract Date on which the Insured is age 100), on surrender of the Contract to ITT Hartford, ITT Hartford will pay to the Contract Owner the Cash Surrender Value. In such case, the Contract will terminate and ITT Hartford will have no further obligations under the Contract. (The Maturity Date may be extended by rider where approved, but see "Income Taxation of Contract Benefits.")

LAPSE AND REINSTATEMENT

The Contract will remain in effect until the Cash Surrender Value is insufficient to cover a Deduction Amount due on a Monthly Activity Date. ITT Hartford will give written notice to the Contract Owner that if an amount shown in the notice (which will be sufficient to cover the Deduction Amount(s) due) is not paid within 61 days ("Grace Period"), there is a danger of lapse.

The Contract will continue through the Grace Period, but if no payment is forthcoming, it will terminate at the end of the Grace Period. If the person insured under the Contract dies during the Grace Period, the Death Proceeds payable under the Contract will be reduced by the Deduction Amount(s) due and
unpaid.  See "Contract Benefits and Rights - Death Benefit," page     .

If the Contract lapses, the Contract Owner may apply for reinstatement of the Contract by payment of the reinstatement premium (and any applicable charges) shown in the Contract. A request for reinstatement may be made within five years of lapse. If a loan was outstanding at the time of lapse, ITT Hartford will require repayment of the loan before permitting reinstatement. In addition, ITT Hartford reserves the right to require evidence of insurability satisfactory to ITT Hartford.

CANCELLATION AND EXCHANGE RIGHTS

An Applicant has a limited right to return a Contract for cancellation. If the Contract is returned, by mail or personal delivery to ITT Hartford or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the Contract Owner (a longer free-look period is provided in certain cases), ITT Hartford will return to the Applicant within 7 days the greater of premiums paid for the Contract or the sum of (1) the Account Value on the date the returned Contract is received by ITT Hartford or its agent and (2) any deductions under Contract or by the Portfolios for taxes, charges or fees.

Once the Contract is in effect, it may be exchanged during the first 24 months after its issuance, for a non-variable flexible premium adjustable life insurance contract offered by ITT Hartford (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new contract will have, at the election of the Contract Owner, either the same Coverage Amount under the exchanged contract on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged contract. If a contract loan was outstanding, the entire loan must be repaid. There may be a cash adjustment required on the exchange.

SUSPENSION OF VALUATION, PAYMENTS AND TRANSFERS

ITT Hartford will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Commission has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

                             LAST SURVIVOR CONTRACTS

The Contracts are offered on a single life and "last survivor" basis. Contracts sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the Death Proceeds are paid on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below:

            1. The cost of insurance charges under the last survivor Contracts are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured to die. See the last survivor illustrations in "Appendix A," page ___.

            2. To qualify for simplified underwriting under a last survivor Contract, both Insureds must meet the simplified underwriting standards.

            3. For a last survivor Contract to be reinstated, both Insureds must be alive on the date of reinstatement.

            4. The Contract provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

            5. Additional tax disclosures applicable to last survivor Contracts are provided in "Federal Tax Considerations," page ___."

OTHER MATTERS

VOTING RIGHTS

In accordance with its view of presently applicable law, ITT Hartford will vote the shares of the Portfolios at regular and special meetings of the shareholders of the Portfolios in accordance with instructions from Contract Owners (or the assignee of the Contract, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Portfolios. ITT Hartford will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (I.E., shares owned by ITT Hartford) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if ITT Hartford's present interpretation should change and, as a result, ITT Hartford determines it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

The voting interests of the Contract Owner (or the assignee) in the Portfolios will be determined as follows: Contract Owners may cast one vote for each full or fractional Accumulation Unit owned under the Contract and allocated to a Sub-Account the assets of which are invested in the particular Portfolio on the record date for the shareholder meeting for that Portfolio. If, however, a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (See
"Contract Benefits and Rights - Contract Loans," page     ) will not be
considered in determining the voting interests of the Contract Owner. Contract Owners should review the prospectus for the Portfolios which accompany this prospectus to determine matters on which shareholders may vote.

ITT Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for the Portfolios.

In addition, ITT Hartford itself may disregard voting instructions in favor of changes initiated by a Contract Owner in the investment policy or the investment adviser of the Portfolios if ITT

Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If ITT Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS

ITT Hartford will maintain all records relating to the Separate Account and the Sub-Accounts. At least once each Contract Year, ITT Hartford will send to Contract Owners a statement showing the Coverage Amount and the Account Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Sub-Account and the corresponding Accumulation Unit Value), and any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premium paid, and Deduction Amounts under the Contract since the last statement, and any other information required by any applicable law or regulation.

LIMIT ON RIGHT TO CONTEST

ITT Hartford may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Coverage Amount as a result of a premium is contestable for 2 years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the Account Value less any Indebtedness.

MISSTATEMENT AS TO AGE AND SEX

If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Contract.

PAYMENT OPTIONS

The surrender proceeds or Death Proceeds under the Contracts may be paid in a lump sum or may be applied to one of ITT Hartford's payment options. The minimum amount that may be placed under a payment option is $5,000 unless ITT Hartford consents to a lesser amount. Under Options 2, 3 and 4, no surrender or partial withdrawals are permitted after payments commence. Full surrender or partial withdrawals may be made from Options 1 or 6, but they are subject to the contingent deferred sales charge, if applicable. Only a full surrender is allowed from Option 5. A surrender from Option 5 will also be subject to the contingent deferred sales charge, if applicable.

We will pay interest of at least 3 1/2% per year on the Death Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Separate Account.

The following options are available under the Contracts (ITT Hartford may offer other payment options):

OPTION 1:  INTEREST INCOME

This option offers payments of interest, at the rate we declare, on the amount applied under this option. The interest rate will never be less than 3 1/2% per year.

OPTION 2:  LIFE ANNUITY

A life annuity is an annuity payable during the lifetime of the payee and terminating with the last payment preceding the death of the payee. This option offers the largest payment amount of any of the life annuity options since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a beneficiary.

It would be possible under this option for a payee to receive only one annuity payment if he died prior to the due date of the second annuity payment, two if he died before the date of the third annuity payment, etc.

OPTION 3:  LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

This annuity option is an annuity payable monthly during the lifetime of the payee with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the payee, payments have been made for less than the minimum elected number of months, then the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by ITT Hartford.

OPTION 4:  JOINT AND LAST SURVIVOR ANNUITY

An annuity payable monthly during the joint lifetime of the payee and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. Based on the options currently offered by ITT Hartford, the payee may elect that the payment to the survivor be less than the payment made during the joint lifetime of the payee and a designated second person.

It would be possible under this option for a payee and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

OPTION 5:  PAYMENTS FOR A DESIGNATED PERIOD

An amount payable monthly for the number of years selected which may be from 5 to 30 years.

Under this option, you may, at any time, request a full surrender and receive, within seven days, the termination value of the Contract as determined by ITT Hartford.

In the event of the payee's death prior to the end of the designated period, the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by ITT Hartford.

Option 5 is an option that does not involve life contingencies.

OPTION 6:  DEATH PROCEEDS REMAINING WITH ITT HARTFORD

Proceeds from the Death Benefit left with ITT Hartford. These proceeds will remain in the Sub-Accounts to which they were allocated at the time of death unless the beneficiary elects to reallocate them. Full or partial withdrawals may be made at any time.

VARIABLE AND FIXED ANNUITY PAYMENTS: When an annuity is effected, unless otherwise specified, the surrender proceeds or Death Proceeds held in the Sub-Accounts will be applied to provide a variable annuity based on the pro rata amount in the various Sub-Accounts. Fixed annuities options are also available. YOU SHOULD CONSIDER THE QUESTION OF ALLOCATION OF PROCEEDS AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT TO MAKE CERTAIN THAT ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR NEEDS FOR RETIREMENT.

VARIABLE ANNUITY: The Contract contains tables indicating the minimum dollar amount of the first monthly payment under the optional variable forms of annuity for each $1,000 of value of a Sub-Account. The first monthly payment varies according to the form and type of variable payment annuity selected. The Contract contains variable payment annuity tables derived from the 1983a Individual Annuity Mortality Table with ages set back one year and with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly variable annuity payment is determined by multiplying the proceeds value (expressed in thousands of dollars) of a Sub-Account by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Contracts.

The amount of the first monthly variable annuity payment is divided by the value of an annuity unit (an accounting unit of measure used to calculate the value of annuity payments) for the appropriate Sub-Account no earlier than the close of business on the fifth Valuation Day preceding the day on which the payment is due in order to determine the number of annuity units represented by the first payment. This number of annuity units remains fixed during the annuity payment period, and in each subsequent month the dollar amount of the variable annuity payment is determined by multiplying this fixed number of annuity units by the then current annuity unit value.

LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN FROM THE A.I.R.

FIXED ANNUITY: Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate to be determined by ITT Hartford which is no less than the rate specified in the fixed payment annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity.

ITT Hartford will make any other arrangements for income payments as may be agreed on.

BENEFICIARY

The applicant names the beneficiary in the application for the Contract. The Contract Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to ITT Hartford. If no beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Contract Owner if living; otherwise to the Contract Owner's estate.

ASSIGNMENT

The Contract may be assigned as collateral for a loan or other obligation. ITT Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

No dividends will be paid under the Contracts.

                        EXECUTIVE OFFICERS AND DIRECTORS



                                                                OTHER BUSINESS
                                                             PROFESSION, VOCATION
                             POSITION WITH ITT                 OR EMPLOYMENT FOR
                               HARTFORD,YEAR                  PAST 5 YEARS; OTHER
NAME, AGE                       OF ELECTION                       DIRECTORSHIPS
---------                    -----------------               --------------------
Andrew, Joan M.            Vice President, 1992            Vice President and Director,
38                                                         National Service Center Operations
                                                           (1992-Present), ITT Hartford

Boldischar,Jr., Paul J.    Senior Vice President, 1988     Senior Vice President (1976-
54                                                         Present), ITT Hartford

Cummins, Peter W.          Vice President, 1993            Vice President, Individual Annuity
58                                                         Operations (1989-Present),
                                                           Hartford Life Insurance Company

deRaismes, Ann W.          Vice President, 1994            Vice President (1994-Present),
44                                                         Assistant Vice President (1992),
                                                           Director of Human Resources
                                                           (1991-Present), Assistant Director
                                                           of Human Resources (1987),
                                                           Hartford Life Insurance Company

Dooley, James R.           Vice President, 1977            Vice President, Director
59                                                         Information Services (1973-
                                                           Present), ITT Hartford

Frahm, Donald R.           Director, 1995                  Chairman and Chief Executive
62                                                         Officer (1988-Present), Hartford
                                                           Insurance Group

Gardner, Bruce D.          General Counsel, 1991           General Counsel and  Corporate
44                         Director, 1991                  Secretary (1991-Present),
                           Corporate Secretary, 1988       Associate General Counsel and
                                                           Corporate Secretary (1988),
                                                           Counsel (1986), Hartford Life
                                                           Insurance Company

Gareau, Joseph H.          Executive Vice President, 1993  Executive Vice President and
48                         Chief Investment Officer, 1993  Chief Investment Officer (1993-
                           Director, 1993                  Present), Hartford Life Insurance
                                                           Company

                    EXECUTIVE OFFICERS AND DIRECTORS (Continued)



                                                                OTHER BUSINESS
                                                             PROFESSION, VOCATION
                             POSITION WITH ITT                 OR EMPLOYMENT FOR
                               HARTFORD,YEAR                  PAST 5 YEARS; OTHER
NAME, AGE                       OF ELECTION                       DIRECTORSHIPS
---------                    -----------------               --------------------
Gillette, Donald J.        Vice President, 1993            Vice President, Director of
50                                                         Marketing (1991-Present), ITT
                                                           Hartford; MSI Insurance (1986)

Godkin, Lynda              Associate General Counsel, 1995 Associate General Counsel and
41                         Corporate Secretary, 1995       Corporate Secretary (1995-
                                                           Present), Assistant General
                                                           Counsel and Secretary (1994),
                                                           Counsel (1990), Hartford Life
                                                           Insurance Company

Grady, Lois W.             Vice President, 1993            Vice President  (1993-Present),
50                                                         Assistant Vice President (1988),
                                                           Hartford Life Insurance Company

Hall, David A.             Senior Vice President, 1993     Senior Vice President and Actuary
41                         Actuary, 1993                   (1993-Present), Hartford Life
                                                           Insurance Company

Kanarek, Joseph            Vice President, 1994            Vice President (1991-Present),
47                         Director, 1994                  Director (1992-Present), Hartford
                                                           Life Insurance Company

Kohlhof, LaVern L.         Vice President, 1980            Vice President and Secretary
65                         Secretary, 1980                 (1980-Present), ITT Hartford

Malchodi, Jr., William B.  Vice President, 1994            Vice President (1994-Present),
43                         Director of Taxes, 1992         Director of Taxes (1992-Present),
                                                           Assistant General Counsel and
                                                           Assistant Director of Taxes
                                                           (1986), Hartford Insurance Group

Marra, Thomas M.           Senior Vice President, 1994     Senior Vice President (1994),
37                         Director, 1994                  Director of Individual Annuities
                                                           (1991), Vice President (1989),
                                                           Hartford Life Insurance Company

                  EXECUTIVE OFFICERS AND DIRECTORS (Continued)



                                                                OTHER BUSINESS
                                                             PROFESSION, VOCATION
                             POSITION WITH ITT                 OR EMPLOYMENT FOR
                               HARTFORD,YEAR                  PAST 5 YEARS; OTHER
NAME, AGE                       OF ELECTION                       DIRECTORSHIPS
---------                    -----------------               --------------------
Matthiesen, Steven L.      Vice President, 1984            Vice President, Director of New
50                                                         Business (1984-Present),  ITT
                                                           Hartford

Raymond, Craig D.          Vice President, 1993            Vice President and Chief Actuary
32                         Chief Actuary, 1994             (1994-Present), Vice President
                                                           (1993), Assistant Vice President
                                                           (1992), Actuary (1989-1994),
                                                           Hartford Life Insurance Company

Schrandt, David T.         Vice President, 1987            Vice President, Treasurer and
48                         Treasurer, 1987                 Controller (1987-Present), ITT
                           Controller, 1987                Hartford

Smith, Lowndes A.          President, 1993                 President and Chief Executive
55                         Chief Executive Officer, 1993   Officer (1993-Present), ITT
                           Director, 1985                  Hartford; President and Chief Operating Officer
                                                           (1989-Present), Hartford Life Insurance Company

Zlatkus, Lizabeth H.       Vice President, 1994            Vice President, Director Business
36                         Director, 1994                  Operations (1994), Assistant Vice
                                                           President, Director Executive
                                                           Operations (1992), Executive
                                                           Staff Assistant to President
                                                           (1990), Hartford Life Insurance
                                                           Company

--------------------------------------------------
*  Denotes year of election to Board of Directors
** ITT Hartford Affiliated Company

                        DISTRIBUTION OF THE CONTRACTS

ITT Hartford intends to sell the Contracts in all jurisdictions where it is licensed to do business. The Contracts will be sold by life insurance sales representatives who represent ITT Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO") or certain other registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance contracts under applicable Federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

HESCO currently serves as Principal Underwriter for the securities issued with respect to the Separate Account. Hartford Securities Distribution Company, Inc. ("HSD") will replace HESCO as principal underwriter upon approval by the Commission, the National Association of Securities Dealers, Inc. ("NASD") and applicable state regulatory authorities. Both HESCO and HSD are wholly-owned subsidiaries of Hartford Life Insurance Company. The principal business address of HESCO and HSD is the same as ITT Hartford.

The maximum sales commission payable to ITT Hartford agents, independent registered insurance brokers, and other registered broker-dealers is 6.0% of initial and subsequent premiums. Additional annual compensation of no more than 0.75% of Account Value may be paid. From time to time, ITT Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

ITT Hartford may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and variable annuities and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

The assets of the Separate Account are held by ITT Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of ITT Hartford. ITT Hartford maintains records of all purchases and redemptions of shares of the Portfolio. Additional protection for the assets of the Separate Account is afforded by ITT Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate of $50 million, covering all of the officers and employees of ITT Hartford.

FEDERAL TAX CONSIDERATIONS

GENERAL

BECAUSE OF THE COMPLEXITY OF THE LAW AND THE FACT THAT THE TAX RESULTS WILL VARY ACCORDING TO THE STATUS OF THE CONTRACT OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Contracts cannot be made in this prospectus and that special tax rules may be applicable with respect to purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon ITT Hartford's understanding of current Federal income tax laws as they are currently interpreted.

TAXATION OF ITT HARTFORD AND THE SEPARATE ACCOUNT

The Separate Account is taxed as a part of ITT Hartford which is taxed as a life insurance company in accordance with the Life Insurance Company Income Tax Act of 1959 (Part 1 of Subchapter L of the Code). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Portfolios) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Contract Benefits and Right - Account Value," on page ). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

ITT Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made to the Separate Account for Federal income taxes. If ITT Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for taxes against the Separate Account.

INCOME TAXATION OF CONTRACT BENEFITS

For Federal income tax purposes, the Contracts should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is excluded from the gross income of the beneficiary. Also, a life insurance contract owner is generally not taxed on increments in the contract value until the contract is partially or completely surrendered.
Section 7702 limits the amount of premiums that may be invested in a contract that is treated as life insurance. ITT Hartford intends to monitor the premium levels to assure compliance with the Section 7702 requirements.

Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Contract proceeds depend on the circumstances of each Contract Owner or beneficiary.

If the Maturity Date of the Contract is extended by rider, ITT Hartford believes that the Contract will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, this result is not certain. If the Contract is not treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Contract Owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

LAST SURVIVOR CONTRACTS: Although ITT Hartford believes that the last survivor Contracts are in compliance with Section 7702 of the Code, the manner in which
Section 7702 should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor Contract will meet the
Section 7702 definition of a life insurance contract.

When the last surviving Insured dies, the Death Proceeds will generally be includable in the Contract Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Contract. If the Contract Owner was not the last surviving Insured, the fair market value of the Contract would be included in the Contract Owner's estate upon the Contract Owner's death. Nothing would be includable in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse, when the Death Proceeds would be available to pay taxes due and other expenses incurred.

If the Contract Owner (whether or not he or she is an Insured) transfers ownership of the Contract to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Contract. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Contract Owner should consult with a tax adviser for specific information where benefits are passing to younger generations.

MODIFIED ENDOWMENT CONTRACTS

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Contract does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Contract will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance contract entered into before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional premiums are paid and there is no change in the death benefit as the result of the exchange.

A contract that is classified as modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, a loan, distribution or other amount received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the contract (generally, the excess of account value over premiums paid). Any amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.

DIVERSIFICATION REQUIREMENTS

Section 817 of the Code provides that a variable life insurance contract (other than a pension plan contract) will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury. If a contract is not treated as a life insurance contract, the Contract Owner will be subject to income tax on the annual increases in cash value. The Treasury has issued diversification regulations which, among other things, require that no more than 55% of the assets of mutual fund (such as the Funds) underlying a variable life insurance contract, be invested in any one investment. All securities issued by the same issuer are considered one investment. Each government agency or instrumentality is treated as separate issuer. If the diversification standards are not met, non-pension Contract Owners will be subject to current tax on the increase in cash value in the contract.

LEGAL PROCEEDINGS

There are no pending material legal proceedings affecting the Contracts, the Separate Account or any of the Portfolios.

LEGAL MATTERS

Legal matters in connection with the issue and sale of modified single premium variable life insurance contracts described in this Prospectus and the organization of ITT Hartford, its authority to issue the Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law and legal matters relating to the Federal securities and income tax laws have been passed on by the Law Staff of ITT Hartford.

EXPERTS

The financial statements and schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports .

The hypothetical Contract illustrations included in this Prospectus and Registration Statement have been approved by Michael Winterfield, FSA, MAAA, Director, Individual Annuity Inforce Management, for ITT Hartford, and are included in reliance upon his opinion as to their reasonableness.

REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, the Portfolios, ITT Hartford, and the Contracts.

APPENDIX A

                   ILLUSTRATIONS OF BENEFITS

The tables in Appendix A illustrate the way in which a Contract operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000. A male age 45, a female age 55 and a male age 65 with Face Amounts of $40,161, $33,334 and $19,380, respectively, are illustrated for the single life Contract. The illustrations for the last survivor Contract assume male and female of equal ages, including age 55 and 65 for Face Amounts of $44,053 and $27,778.

The death benefit and surrender value for a Contract would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Contract Years. They would also differ if any contract loan were made during the period of time illustrated.

The tables reflect the deductions of current Contract charges and guaranteed Contract charges for a single gross interest rate. The death benefits and surrender values would change if the current cost of insurance charges change.

The amounts shown for the death benefit and surrender value as of the end of each Contract Year take into account an average daily charge equal to an annual charge of 0.75% of the average daily net assets of the Portfolios for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Portfolio's assets are equal to net annual investment return rates (net of the 0.75% average daily charge) of -0.75%, 5.25% and 11.25%, respectively.

In addition the death benefit and surrender value as of the end of each Contract Year take into account the (1) tax expense charge equal to an annual rate of 0.40% of Account Value for the first ten Contract Years; (2) administrative charge equal to an annual rate of 0.40% of Account Value attributable to the Separate Account; (3) mortality and expense risk charge equal to an annual rate of 0.90% of Account Value attributable to the Separate Account; and (4) any Contingent Deferred Sales Charge and Additional Premium Tax Charge which may be applicable in the first nine Contract Years.

The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges - Charges Against The Separate Account - Taxes,"
page    ).

The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

ITT Hartford will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed cost of insurance rates. ITT Hartford Insurance Company will also furnish an additional similar illustration reflecting current cost of insurance rates which may be less than, but never greater than, the guaranteed cost of insurance rates.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                                  CURRENT CHARGES*                       GUARANTEED CHARGES**
                         PREMIUMS            ------------------------               -------------------------------
                        ACCUMULATED
END OF                       AT                        CASH                                      CASH
CONTRACT                5% INTEREST          ACCOUNT   SURRENDER  DEATH             ACCOUNT      SURRENDER    DEATH
 YEAR                    PER YEAR            VALUE     VALUE     BENEFIT            VALUE        VALUE       BENEFIT
 ----                   -----------          -------   --------- -------            -------      ---------   -------
   1                       10,500            10,834     9,840     40,161            10,756         9,764       40,161
   2                       11,025            11,740    10,755     40,161            11,575        10,593       40,161
   3                       11,576            12,724    11,751     40,161            12,463        11,495       40,161
   4                       12,155            13,794    12,987     40,161            13,427        12,626       40,161
   5                       12,763            14,956    14,169     40,161            14,474        13,693       40,161
   6                       13,401            16,219    15,657     40,161            15,613        15,057       40,161
   7                       14,071            17,592    17,060     40,161            16,851        16,324       40,161
   8                       14,775            19,083    18,788     40,161            18,198        17,907       40,161
   9                       15,513            20,704    20,452     40,161            19,666        19,417       40,161
  10                       16,289            22,465    22,465     40,161            21,268        21,268       40,161
  11                       17,103            24,501    24,501     40,161            23,113        23,113       40,161
  12                       17,959            26,724    26,724     40,161            25,145        25,145       40,161
  13                       18,856            29,153    29,153     41,398            27,386        27,386       40,161
  14                       19,799            31,808    31,808     43,896            29,864        29,864       41,213
  15                       20,789            34,714    34,714     46,517            32,590        32,590       43,670
  16                       21,829            37,895    37,895     49,264            35,574        35,574       46,247
  17                       22,920            41,367    41,367     52,951            38,832        38,832       49,705
  18                       24,066            45,156    45,156     56,897            42,386        42,386       53,407
  19                       25,270            49,292    49,292     61,122            46,266        46,266       57,371
  20                       26,533            53,807    53,807     65,645            50,502        50,502       61,613
  25                       33,864            83,601    83,601     96,978            78,372        78,372       90,912
  35                       55,160           201,997   201,997    214,118           189,092       189,092      200,438

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)


                                                  CURRENT CHARGES*                       GUARANTEED CHARGES**

                         PREMIUMS            ------------------------              ---------------------------------
                        ACCUMULATED
END OF                       AT                        CASH                                      CASH
CONTRACT                5% INTEREST          ACCOUNT   SURRENDER  DEATH             ACCOUNT      SURRENDER    DEATH
 YEAR                    PER YEAR            VALUE     VALUE     BENEFIT            VALUE        VALUE       BENEFIT
 ----                   -----------          -------   --------- -------            -------      ---------   -------
   1                       10,500            10,249     9,269     40,161            10,171         9,192       40,161
   2                       11,025            10,506     9,546     40,161            10,337         9,380       40,161
   3                       11,576            10,769     9,831     40,161            10,497         9,564       40,161
   4                       12,155            11,040    10,275     40,161            10,651         9,891       40,161
   5                       12,763            11,319    10,577     40,161            10,796        10,061       40,161
   6                       13,401            11,605    11,089     40,161            10,930        10,421       40,161
   7                       14,071            11,900    11,411     40,161            11,052        10,569       40,161
   8                       14,775            12,202    11,941     40,161            11,158        10,902       40,161
   9                       15,513            12,514    12,282     40,161            11,244        11,016       40,161
  10                       16,289            12,833    12,833     40,161            11,309        11,309       40,161
  11                       17,103            13,228    13,228     40,161            11,394        11,394       40,161
  12                       17,959            13,636    13,636     40,161            11,455        11,455       40,161
  13                       18,856            14,058    14,058     40,161            11,486        11,486       40,161
  14                       19,799            14,494    14,494     40,161            11,486        11,486       40,161
  15                       20,789            14,944    14,944     40,161            11,450        11,450       40,161
  16                       21,829            15,409    15,409     40,161            11,370        11,370       40,161
  17                       22,920            15,889    15,889     40,161            11,239        11,239       40,161
  18                       24,066            16,385    16,385     40,161            11,048        11,048       40,161
  19                       25,270            16,898    16,898     40,161            10,787        10,787       40,161
  20                       26,533            17,428    17,428     40,161            10,442        10,442       40,161
  25                       33,864            20,353    20,353     40,161             6,987         6,987       40,161
  35                       55,160            27,852    27,852     40,161                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                                  CURRENT CHARGES*                       GUARANTEED CHARGES**
                         PREMIUMS            ------------------------               -------------------------------
                        ACCUMULATED
END OF                       AT                        CASH                                      CASH
CONTRACT                5% INTEREST          ACCOUNT   SURRENDER  DEATH             ACCOUNT      SURRENDER    DEATH
 YEAR                    PER YEAR            VALUE     VALUE     BENEFIT            VALUE        VALUE       BENEFIT
 ----                   -----------          -------   --------- -------            -------      ---------   -------
   1                       10,500             9,665     8,698     40,161             9,586         8,621       40,161
   2                       11,025             9,340     8,404     40,161             9,169         8,235       40,161
   3                       11,576             9,026     8,118     40,161             8,747         7,844       40,161
   4                       12,155             8,721     7,990     40,161             8,319         7,594       40,161
   5                       12,763             8,425     7,720     40,161             7,883         7,185       40,161
   6                       13,401             8,138     7,657     40,161             7,438         6,964       40,161
   7                       14,071             7,860     7,401     40,161             6,980         6,528       40,161
   8                       14,775             7,591     7,353     40,161             6,506         6,274       40,161
   9                       15,513             7,330     7,111     40,161             6,013         5,798       40,161
  10                       16,289             7,076     7,076     40,161             5,498         5,498       40,161
  11                       17,103             6,865     6,865     40,161             4,978         4,978       40,161
  12                       17,959             6,659     6,659     40,161             4,427         4,427       40,161
  13                       18,856             6,459     6,459     40,161             3,843         3,843       40,161
  14                       19,799             6,264     6,264     40,161             3,221         3,221       40,161
  15                       20,789             6,073     6,073     40,161             2,558         2,558       40,161
  16                       21,829             5,888     5,888     40,161             1,845         1,845       40,161
  17                       22,920             5,707     5,707     40,161             1,075         1,075       40,161
  18                       24,066             5,531     5,531     40,161               237           237       40,161
  19                       25,270             5,360     5,360     40,161                 0             0            0
  20                       26,533             5,193     5,193     40,161                 0             0            0
  25                       33,864             4,420     4,420     40,161                 0             0            0
  35                       55,160             3,145     3,145     40,161                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.25% NET)

                                          CURRENT CHARGES*                      GUARANTEED CHARGES**
                                  -------------------------------       -------------------------------------
                   PREMIUMS
 END OF         ACCUMULATED AT                   CASH                                     CASH
CONTRACT         5% INTEREST        ACCOUNT   SURRENDER   DEATH            ACCOUNT      SURRENDER     DEATH
  YEAR            PER YEAR           VALUE      VALUE    BENEFIT            VALUE         VALUE      BENEFIT
--------        --------------     ---------  ---------  --------        -----------    ---------   ---------
   1             10,500            10,834       9,840     33,334            10,727         9,736       33,334
   2             11,025            11,740      10,755     33,334            11,517        10,537       33,334
   3             11,576            12,724      11,751     33,334            12,378        11,411       33,334
   4             12,155            13,794      12,987     33,334            13,317        12,517       33,334
   5             12,763            14,956      14,169     33,334            14,343        13,564       33,334
   6             13,401            16,219      15,657     33,334            15,464        14,909       33,334
   7             14,071            17,592      17,060     33,334            16,688        16,163       33,334
   8             14,775            19,083      18,788     33,334            18,025        17,735       33,334
   9             15,513            20,704      20,452     33,334            19,487        19,238       33,334
  10             16,289            22,465      22,465     33,334            21,088        21,088       33,334
  11             17,103            24,501      24,501     33,334            22,940        22,940       33,334
  12             17,959            26,736      26,736     33,334            24,991        24,991       33,334
  13             18,856            29,218      29,218     34,478            27,270        27,270       33,334
  14             19,799            31,946      31,946     37,377            29,804        29,804       34,871
  15             20,789            34,928      34,928     40,517            32,585        32,585       37,799
  16             21,829            38,190      38,190     43,919            35,625        35,625       40,969
  17             22,920            41,765      41,765     47,195            38,958        38,958       44,023
  18             24,066            45,686      45,686     50,712            42,614        42,614       47,301
  19             25,270            49,992      49,992     54,492            46,627        46,627       50,824
  20             26,533            54,687      54,687     59,609            51,004        51,004       55,594
  25             33,864            85,841      85,841     90,992            80,060        80,060       84,864
  35             55,160           208,273     208,273    218,687           192,260       192,260      201,873

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                          CURRENT CHARGES*                      GUARANTEED CHARGES**
                                  -------------------------------       -------------------------------------
                   PREMIUMS
 END OF         ACCUMULATED AT                   CASH                                     CASH
CONTRACT         5% INTEREST        ACCOUNT   SURRENDER   DEATH            ACCOUNT      SURRENDER     DEATH
  YEAR            PER YEAR           VALUE      VALUE    BENEFIT            VALUE         VALUE      BENEFIT
--------        --------------     ---------  ---------  --------        -----------    ---------   ---------
   1                 10,500          10,249     9,269     33,334            10,142         9,164       33,334
   2                 11,025          10,506     9,546     33,334            10,279         9,324       33,334
   3                 11,576          10,769     9,831     33,334            10,412         9,480       33,334
   4                 12,155          11,040    10,275     33,334            10,539         9,781       33,334
   5                 12,763          11,319    10,577     33,334            10,661         9,928       33,334
   6                 13,401          11,605    11,089     33,334            10,774        10,266       33,334
   7                 14,071          11,900    11,411     33,334            10,875        10,394       33,334
   8                 14,775          12,202    11,941     33,334            10,959        10,704       33,334
   9                 15,513          12,514    12,282     33,334            11,021        10,793       33,334
  10                 16,289          12,833    12,833     33,334            11,055        11,055       33,334
  11                 17,103          13,228    13,228     33,334            11,106        11,106       33,334
  12                 17,959          13,636    13,636     33,334            11,127        11,127       33,334
  13                 18,856          14,058    14,058     33,334            11,117        11,117       33,334
  14                 19,799          14,494    14,494     33,334            11,073        11,073       33,334
  15                 20,789          14,944    14,944     33,334            10,988        10,988       33,334
  16                 21,829          15,409    15,409     33,334            10,854        10,854       33,334
  17                 22,920          15,889    15,889     33,334            10,656        10,656       33,334
  18                 24,066          16,385    16,385     33,334            10,375        10,375       33,334
  19                 25,270          16,898    16,898     33,334             9,991         9,991       33,334
  20                 26,533          17,428    17,428     33,334             9,479         9,479       33,334
  25                 33,864          20,353    20,353     33,334             3,955         3,955       33,334
  35                 55,160          27,852    27,852     33,334                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                             CURRENT CHARGES*                        GUARANTEED CHARGES**
                     PREMIUMS          -----------------------------             ----------------------------
                   ACCUMULATED
 END OF                AT                           CASH                                     CASH
CONTRACT           5% INTEREST          ACCOUNT   SURRENDER    DEATH             ACCOUNT   SURRENDER    DEATH
  YEAR              PER YEAR             VALUE      VALUE     BENEFIT             VALUE      VALUE     BENEFIT
---------          -----------         --------   ---------   --------           -------   ----------  -------
   1                  10,500             9,665      8,698      33,334             9,558       8,593     33,334
   2                  11,025             9,340      8,404      33,334             9,112       8,179     33,334
   3                  11,576             9,026      8,118      33,334             8,662       7,761     33,334
   4                  12,155             8,721      7,990      33,334             8,209       7,486     33,334
   5                  12,763             8,425      7,720      33,334             7,750       7,053     33,334
   6                  13,401             8,138      7,657      33,334             7,283       6,810     33,334
   7                  14,071             7,860      7,401      33,334             6,803       6,352     33,334
   8                  14,775             7,591      7,353      33,334             6,305       6,073     33,334
   9                  15,513             7,330      7,111      33,334             5,782       5,568     33,334
  10                  16,289             7,076      7,076      33,334             5,230       5,230     33,334
  11                  17,103             6,865      6,865      33,334             4,665       4,665     33,334
  12                  17,959             6,659      6,659      33,334             4,061       4,061     33,334
  13                  18,856             6,459      6,459      33,334             3,419       3,419     33,334
  14                  19,799             6,264      6,264      33,334             2,733       2,733     33,334
  15                  20,789             6,073      6,073      33,334             1,997       1,997     33,334
  16                  21,829             5,888      5,888      33,334             1,200       1,200     33,334
  17                  22,920             5,707      5,707      33,334               324         324     33,334
  18                  24,066             5,531      5,531      33,334                 0           0          0
  19                  25,270             5,360      5,360      33,334                 0           0          0
  20                  26,533             5,193      5,193      33,334                 0           0          0
  25                  33,864             4,420      4,420      33,334                 0           0          0
  35                  55,160             3,145      3,145      33,334                 0           0          0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                             CURRENT CHARGES*                        GUARANTEED CHARGES**
                     PREMIUMS          -----------------------------             ----------------------------
                   ACCUMULATED
 END OF                AT                           CASH                                     CASH
CONTRACT           5% INTEREST          ACCOUNT   SURRENDER    DEATH             ACCOUNT   SURRENDER    DEATH
  YEAR              PER YEAR             VALUE      VALUE     BENEFIT             VALUE      VALUE     BENEFIT
---------          -----------         --------   ---------   --------           -------   ----------  -------
   1                  10,500            10,834       9,840     19,380             10,650      9,660     19,380
   2                  11,025            11,740      10,755     19,380             11,357     10,380     19,380
   3                  11,576            12,724      11,751     19,380             12,131     11,169     19,380
   4                  12,155            13,794      12,987     19,380             12,984     12,190     19,380
   5                  12,763            14,956      14,169     19,380             13,930     13,156     19,380
   6                  13,401            16,219      15,657     19,380             14,986     14,436     19,380
   7                  14,071            17,595      17,083     19,883             16,172     15,650     19,380
   8                  14,775            19,106      18,810     21,208             17,516     17,228     19,443
   9                  15,513            20,760      20,508     22,629             19,027     18,780     20,740
  10                  16,289            22,549      22,549     24,578             20,664     20,664     22,524
  11                  17,103            24,595      24,595     26,563             22,536     22,536     24,340
  12                  17,959            26,837      26,837     28,716             24,587     24,587     26,309
  13                  18,856            29,275      29,275     31,325             26,816     26,816     28,693
  14                  19,799            31,947      31,947     33,864             29,260     29,260     31,016
  15                  20,789            34,856      34,856     36,948             31,916     31,916     33,831
  16                  21,829            38,046      38,046     39,949             34,834     34,834     36,576
  17                  22,920            41,517      41,517     43,594             38,005     38,005     39,906
  18                  24,066            45,308      45,308     47,574             41,447     41,447     43,520
  19                  25,270            49,448      49,448     51,921             45,177     45,177     47,436
  20                  26,533            53,969      53,969     56,667             49,215     49,215     51,677
  25                  33,864            83,837      83,837     88,030             74,965     74,965     78,714
  35                  55,160           202,335     202,335    204,358            175,528    175,528    177,284

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)


                                                  CURRENT CHARGES*                       GUARANTEED CHARGES**
                         PREMIUMS            ------------------------               -------------------------------
                        ACCUMULATED
 END OF                     AT                           CASH                                       CASH
CONTRACT                5% INTEREST          ACCOUNT   SURRENDER   DEATH             ACCOUNT      SURRENDER    DEATH
 YEAR                    PER YEAR             VALUE      VALUE    BENEFIT             VALUE         VALUE     BENEFIT
 ----                   -----------          -------   ---------  -------            -------      ---------   -------
   1                       10,500            10,249     9,269     19,380            10,062         9,086       19,380
   2                       11,025            10,506     9,546     19,380            10,104         9,152       19,380
   3                       11,576            10,769     9,831     19,380            10,123         9,196       19,380
   4                       12,155            11,040    10,275     19,380            10,116         9,364       19,380
   5                       12,763            11,319    10,577     19,380            10,077         9,351       19,380
   6                       13,401            11,605    11,089     19,380            10,002         9,502       19,380
   7                       14,071            11,900    11,411     19,380             9,880         9,406       19,380
   8                       14,775            12,202    11,941     19,380             9,703         9,454       19,380
   9                       15,513            12,514    12,282     19,380             9,455         9,232       19,380
  10                       16,289            12,833    12,833     19,380             9,124         9,124       19,380
  11                       17,103            13,228    13,228     19,380             8,730         8,730       19,380
  12                       17,959            13,636    13,636     19,380             8,217         8,217       19,380
  13                       18,856            14,058    14,058     19,380             7,564         7,564       19,380
  14                       19,799            14,494    14,494     19,380             6,738         6,738       19,380
  15                       20,789            14,944    14,944     19,380             5,699         5,699       19,380
  16                       21,829            15,409    15,409     19,380             4,387         4,387       19,380
  17                       22,920            15,889    15,889     19,380             2,723         2,723       19,380
  18                       24,066            16,385    16,385     19,380               595           595       19,380
  19                       25,270            16,898    16,898     19,380                 0             0            0
  20                       26,533            17,428    17,428     19,380                 0             0            0
  25                       33,864            20,353    20,353     21,371                 0             0            0
  35                       55,160            27,854    27,854     28,133                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)


                                                  CURRENT CHARGES*                       GUARANTEED CHARGES**
                         PREMIUMS            ------------------------               -------------------------------
                        ACCUMULATED
 END OF                      AT                          CASH                                         CASH
CONTRACT                5% INTEREST          ACCOUNT   SURRENDER     DEATH             ACCOUNT      SURRENDER     DEATH
 YEAR                    PER YEAR             VALUE      VALUE      BENEFIT             VALUE         VALUE      BENEFIT
 ----                   -----------          -------   ---------    -------            -------      ---------    -------
   1                       10,500             9,665     8,698        19,380             9,475         8,512       19,380
   2                       11,025             9,340     8,404        19,380             8,923         7,994       19,380
   3                       11,576             9,026     8,118        19,380             8,340         7,444       19,380
   4                       12,155             8,721     7,990        19,380             7,720         7,004       19,380
   5                       12,763             8,425     7,720        19,380             7,056         6,368       19,380
   6                       13,401             8,138     7,657        19,380             6,338         5,875       19,380
   7                       14,071             7,860     7,401        19,380             5,553         5,111       19,380
   8                       14,775             7,591     7,353        19,380             4,684         4,461       19,380
   9                       15,513             7,330     7,111        19,380             3,712         3,503       19,380
  10                       16,289             7,076     7,076        19,380             2,616         2,616       19,380
  11                       17,103             6,865     6,865        19,380             1,379         1,379       19,380
  12                       17,959             6,659     6,659        19,380                 0             0            0
  13                       18,856             6,459     6,459        19,380                 0             0            0
  14                       19,799             6,264     6,264        19,380                 0             0            0
  15                       20,789             6,073     6,073        19,380                 0             0            0
  16                       21,829             5,888     5,888        19,380                 0             0            0
  17                       22,920             5,707     5,707        19,380                 0             0            0
  18                       24,066             5,531     5,531        19,380                 0             0            0
  19                       25,270             5,360     5,360        19,380                 0             0            0
  20                       26,533             5,193     5,193        19,380                 0             0            0
  25                       33,864             4,420     4,420        19,380                 0             0            0
  35                       55,160             3,145     3,145        19,380                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.



THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 55 MALE\55 FEMALE
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)


                                                  CURRENT CHARGES*                       GUARANTEED CHARGES**
                         PREMIUMS            ------------------------               -------------------------------
                        ACCUMULATED
 END OF                      AT                          CASH                                       CASH
CONTRACT                5% INTEREST          ACCOUNT   SURRENDER    DEATH             ACCOUNT      SURRENDER    DEATH
 YEAR                    PER YEAR             VALUE      VALUE     BENEFIT             VALUE        VALUE      BENEFIT
 ----                   -----------          -------   ---------   -------            -------      ---------   --------
   1                       10,500            10,902     9,906        44,053            10,902         9,906      44,053
   2                       11,025            11,882    10,894        44,053            11,882        10,894      44,053
   3                       11,576            12,946    11,970        44,053            12,946        11,970      44,053
   4                       12,155            14,103    13,292        44,053            14,103        13,292      44,053
   5                       12,763            15,360    14,568        44,053            15,360        14,568      44,053
   6                       13,401            16,726    16,159        44,053            16,726        16,159      44,053
   7                       14,071            18,210    17,674        44,053            18,210        17,674      44,053
   8                       14,775            19,825    19,526        44,053            19,822        19,523      44,053
   9                       15,513            21,585    21,331        44,053            21,574        21,320      44,053
  10                       16,289            23,505    23,505        44,053            23,477        23,477      44,053
  11                       17,103            25,727    25,727        44,053            25,652        25,652      44,053
  12                       17,959            28,162    28,162        44,053            28,031        28,031      44,053
  13                       18,856            30,830    30,830        44,053            30,640        30,640      44,053
  14                       19,799            33,755    33,755        44,053            33,507        33,507      44,053
  15                       20,789            36,960    36,960        44,053            36,667        36,667      44,053
  16                       21,829            40,479    40,479        46,551            40,154        40,154      46,177
  17                       22,920            44,337    44,337        50,102            43,981        43,981      49,699
  18                       24,066            48,565    48,565        53,908            48,175        48,175      53,475
  19                       25,270            53,202    53,202        57,991            52,774        52,774      57,524
  20                       26,533            58,305    58,305        63,553            57,828        57,828      63,033
  25                       33,864            92,176    92,176        97,707            91,132        91,132      96,600
  35                       55,160           230,373   230,373       241,893           219,404       219,404     230,374

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 55 MALE\55 FEMALE
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)


                                          CURRENT CHARGES*                        GUARANTEED CHARGES**
                                   ------------------------------        ------------------------------------
                   PREMIUMS
 END OF         ACCUMULATED AT                  CASH                                      CASH
CONTRACT         5% INTEREST        ACCOUNT   SURRENDER   DEATH             ACCOUNT     SURRENDER     DEATH
  YEAR            PER YEAR           VALUE      VALUE    BENEFIT             VALUE        VALUE      BENEFIT
--------        -------------      ---------  ---------  --------        -----------    ---------   ---------
   1             10,500            10,314       9,332     44,053            10,314         9,332       44,053
   2             11,025            10,632       9,669     44,053            10,632         9,669       44,053
   3             11,576            10,954      10,012     44,053            10,954        10,012       44,053
   4             12,155            11,279      10,509     44,053            11,279        10,509       44,053
   5             12,763            11,605      10,860     44,053            11,605        10,860       44,053
   6             13,401            11,941      11,422     44,053            11,931        11,412       44,053
   7             14,071            12,288      11,796     44,053            12,255        11,763       44,053
   8             14,775            12,646      12,383     44,053            12,574        12,311       44,053
   9             15,513            13,015      12,782     44,053            12,885        12,652       44,053
  10             16,289            13,396      13,396     44,053            13,182        13,182       44,053
  11             17,103            13,858      13,858     44,053            13,517        13,517       44,053
  12             17,959            14,337      14,337     44,053            13,834        13,834       44,053
  13             18,856            14,834      14,834     44,053            14,127        14,127       44,053
  14             19,799            15,349      15,349     44,053            14,393        14,393       44,053
  15             20,789            15,883      15,883     44,053            14,624        14,624       44,053
  16             21,829            16,436      16,436     44,053            14,809        14,809       44,053
  17             22,920            17,010      17,010     44,053            14,938        14,938       44,053
  18             24,086            17,606      17,606     44,053            14,991        14,991       44,053
  19             25,270            18,223      18,223     44,053            14,949        14,949       44,053
  20             26,533            18,863      18,863     44,053            14,787        14,787       44,053

  25             33,864            22,433      22,433     44,053            11,078        11,078       44,053
  35             55,160            31,836      31,836     44,053                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 55 MALE\55 FEMALE
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                           CURRENT CHARGES*                       GUARANTEED CHARGES**
                                    ------------------------------        ------------------------------------
                    PREMIUMS
 END OF          ACCUMULATED AT                   CASH                                     CASH
CONTRACT          5% INTEREST        ACCOUNT   SURRENDER   DEATH            ACCOUNT      SURRENDER     DEATH
  YEAR             PER YEAR           VALUE      VALUE    BENEFIT            VALUE         VALUE      BENEFIT
--------         --------------     ---------  ---------  --------        -----------    ---------   ---------
   1                 10,500            9,726     8,757     44,053             9,726         8,757       44,053
   2                 11,025            9,452     8,512     44,053             9,451         8,512       44,053
   3                 11,576            9,177     8,266     44,053             9,177         8,266       44,053
   4                 12,155            8,899     8,166     44,053             8,899         8,166       44,053
   5                 12,763            8,628     7,920     44,053             8,618         7,910       44,053
   6                 13,401            8,365     7,881     44,053             8,331         7,848       44,053
   7                 14,071            8,108     7,647     44,053             8,035         7,575       44,053
   8                 14,775            7,859     7,619     44,053             7,727         7,489       44,053
   9                 15,513            7,616     7,397     44,053             7,403         7,185       44,053
  10                 16,289            7,380     7,380     44,053             7,058         7,058       44,053
  11                 17,103            7,186     7,186     44,053             6,713         6,713       44,053
  12                 17,959            6,996     6,996     44,053             6,334         6,334       44,053
  13                 18,856            6,811     6,811     44,053             5,916         5,916       44,053
  14                 19,799            6,630     6,630     44,053             5,451         5,451       44,053
  15                 20,789            6,453     6,453     44,053             4,932         4,932       44,053
  16                 21,829            6,280     6,280     44,053             4,345         4,345       44,053
  17                 22,920            6,110     6,110     44,053             3,673         3,673       44,053
  18                 24,066            5,945     5,945     44,053             2,896         2,896       44,053
  19                 25,270            5,783     5,783     44,053             1,985         1,985       44,053
  20                 26,533            5,625     5,625     44,053               910           910       44,053

  25                 33,864            4,885     4,885     44,053                 0             0            0
  35                 55,160            3,633     3,633     44,053                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 65 MALE\65 FEMALE
                          INITIAL FACE AMOUNT: $27,778

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                          CURRENT CHARGES*                    GUARANTEED CHARGES**
                                   ------------------------------        -------------------------------------
                   PREMIUMS
 END OF         ACCUMULATED AT                   CASH                                     CASH
CONTRACT         5% INTEREST        ACCOUNT   SURRENDER   DEATH            ACCOUNT      SURRENDER     DEATH
  YEAR            PER YEAR           VALUE      VALUE    BENEFIT            VALUE         VALUE      BENEFIT
--------        --------------     ---------  ---------  --------        -----------    ---------   ---------
   1               10,500           10,897      9,902     27,778            10,897         9,902       27,778
   2               11,025           11,862     10,875     27,778            11,862        10,875       27,778
   3               11,576           12,903     11,927     27,778            12,902        11,926       27,778
   4               12,155           14,037     13,227     27,778            14,021        13,211       27,778
   5               12,763           15,274     14,483     27,778            15,229        14,439       27,778
   6               13,401           16,623     16,057     27,778            16,535        15,969       27,778
   7               14,071           18,094     17,558     27,778            17,948        17,413       27,778
   8               14,775           19,698     19,399     27,778            19,482        19,185       27,778
   9               15,513           21,447     21,193     27,778            21,155        20,902       27,778
  10               16,289           23,354     23,354     27,778            22,988        22,988       27,778
  11               17,103           25,561     25,561     27,778            25,115        25,115       27,778
  12               17,959           27,981     27,981     29,940            27,485        27,485       29,409
  13               18,856           30,632     30,632     32,776            30,076        30,076       32,182
  14               19,799           33,537     33,537     35,550            32,914        32,914       34,889
  15               20,789           36,721     36,721     38,925            36,007        36,007       38,168
  16               21,829           40,211     40,211     42,222            39,396        39,396       41,367
  17               22,920           44,035     44,035     46,238            43,088        43,088       45,243
  18               24,066           48,227     48,227     50,639            47,104        47,104       49,460
  19               25,270           52,820     52,820     55,462            51,466        51,466       54,040
  20               26,533           57,887     57,887     60,782            56,231        56,231       59,043

  25               33,864           91,514     91,514     96,090            86,546        86,546       90,874
  35               55,160          228,720    228,720    231,007           203,577       203,577      205,613

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 65 MALE\65 FEMALE
                          INITIAL FACE AMOUNT: $27,778

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                                   ------------------------------        ------------------------------------
                   PREMIUMS
END OF          ACCUMULATED AT                  CASH                                      CASH
CONTRACT          5% INTEREST       ACCOUNT   SURRENDER   DEATH            ACCOUNT      SURRENDER     DEATH
 YEAR              PER YEAR          VALUE     VALUE     BENEFIT            VALUE         VALUE      BENEFIT
--------        --------------     ---------  ---------  --------        -----------    ---------   ---------
   1               10,500            10,309     9,327     27,778            10,309         9,327       27,778
   2               11,025            10,612     9,650     27,778            10,612         9,650       27,778
   3               11,576            10,917     9,976     27,778            10,907         9,967       27,778
   4               12,155            11,232    10,463     27,778            11,191        10,423       27,778
   5               12,763            11,556    10,812     27,778            11,460        10,717       27,778
   6               13,401            11,891    11,372     27,778            11,710        11,193       27,778
   7               14,071            12,236    11,744     27,778            11,935        11,445       27,778
   8               14,775            12,592    12,329     27,778            12,126        11,866       27,778
   9               15,513            12,960    12,727     27,778            12,275        12,045       27,778
  10               16,289            13,339    13,339     27,778            12,370        12,370       27,778
  11               17,103            13,799    13,799     27,778            12,451        12,451       27,778
  12               17,959            14,276    14,276     27,778            12,455        12,455       27,778
  13               18,856            14,770    14,770     27,778            12,368        12,368       27,778
  14               19,799            15,283    15,283     27,778            12,172        12,172       27,778
  15               20,789            15,815    15,815     27,778            11,843        11,843       27,778
  16               21,829            16,366    16,366     27,778            11,347        11,347       27,778
  17               22,920            16,937    16,937     27,778            10,641        10,641       27,778
  18               24,066            17,530    17,530     27,778             9,661         9,661       27,778
  19               25,270            18,144    18,144     27,778             8,326         8,326       27,778
  20               26,533            18,781    18,781     27,778             6,527         6,527       27,778

  25               33,864            22,335    22,335     27,778                 0             0            0
  35               55,160            31,696    31,696     32,014                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 65 MALE\65 FEMALE
                          INITIAL FACE AMOUNT: $27,778

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                          CURRENT CHARGES*                        GUARANTEED CHARGES**
                                   ------------------------------        ------------------------------------
                  PREMIUMS
END OF          ACCUMULATED AT                   CASH                                     CASH
CONTRACT         5% INTEREST        ACCOUNT   SURRENDER   DEATH            ACCOUNT      SURRENDER     DEATH
 YEAR             PER YEAR           VALUE      VALUE    BENEFIT            VALUE         VALUE      BENEFIT
--------        --------------     ---------  ---------  --------        -----------    ---------   ---------
   1               10,500             9,721     8,752     27,778             9,721         8,752       27,778
   2               11,025             9,432     8,493     27,778             9,432         8,493       27,778
   3               11,576             9,147     8,236     27,778             9,129         8,220       27,778
   4               12,155             8,869     8,136     27,778             8,809         8,077       27,778
   5               12,763             8,599     7,891     27,778             8,466         7,760       27,778
   6               13,401             8,336     7,852     27,778             8,095         7,614       27,778
   7               14,071             8,080     7,619     27,778             7,687         7,230       27,778
   8               14,775             7,831     7,592     27,778             7,232         6,996       27,778
   9               15,513             7,589     7,370     27,778             6,716         6,499       27,778
  10               16,289             7,354     7,354     27,778             6,122         6,122       27,778
  11               17,103             7,161     7,161     27,778             5,457         5,457       27,778
  12               17,959             6,972     6,972     27,778             4,673         4,673       27,778
  13               18,856             6,787     6,787     27,778             3,747         3,747       27,778
  14               19,799             6,606     6,606     27,778             2,652         2,652       27,778
  15               20,789             6,430     6,430     27,778             1,349         1,349       27,778
  16               21,829             6,257     6,257     27,778                 0             0            0
  17               22,920             6,088     6,088     27,778                 0             0            0
  18               24,066             5,923     5,923     27,778                 0             0            0
  19               25,270             5,762     5,762     27,778                 0             0            0
  20               26,533             5,604     5,604     27,778                 0             0            0

  25               33,864             4,866     4,866     27,778                 0             0            0
  35               55,160             3,619     3,619     27,778                 0             0            0

* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                             TABLE OF CONTENTS


PART 1.  FINANCIAL INFORMATION:                                         PAGE

Item 1. Financial Statements:
Consolidated Statements of Income --
  Quarter and Nine Months Ended September 30, 1995 and 1994 .............. 3
Consolidated Balance Sheets --
September 30, 1995 and December 31, 1994 ................................. 4
Consolidated Statements of Cash Flows --
Nine Months Ended September 30, 1995 and 1994 ............................ 5

Item 2. Management's Narrative Analysis of Results of Operations*
Quarter and Nine Months Ended September 30, 1995 and 1994 ................ 6


PART II.  OTHER INFORMATION:*

Item 6. Exhibits and Reports on Form 8-K ................................. 9
Signature ................................................................10
Exhibit Index ............................................................11







(*) Item prepared in accordance with General Instruction H(2) of Form 10-Q.

                                     (2)

                              PART I. FINANCIAL INFORMATION

Item 1.

                                 FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Interim results are not indicative of the results which may be expected for any other interim period or the full year. For a description of accounting policies, see Notes to Consolidated Financial Statements in the 1994 Form 10-K.

                    HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF INCOME
                                       (In Millions)

                                                  Quarter Ended       Nine Months Ended
                                                  September 30,         September 30,
                                               --------------------  ------------------
                                                 1995        1994       1995       1994
                                               --------    --------   --------  --------
                                                    (unaudited)           (unaudited)
REVENUES:

Premiums and other considerations               $ 385       $ 200      $1,105     $ 707
Net investment income                             357         269       1,032       828
Net realized (losses) gains on investments         (4)          6         (10)       12
                                                -----       -----      ------     ------
                                                  738         475       2,127     1,547
                                                -----       -----      ------     ------
BENEFITS, CLAIMS AND EXPENSES:
Benefits, claims and claim adjustment expenses    446         301       1,162       899
Amortization of deferred policy acquisition costs  48          46         140       123
Dividends to policyholders                        152          27         449       212
Other insurance expenses                           47          40         240       145
                                                -----       -----      ------     ------
                                                  693         414       1,991     1,379
                                                -----       -----      ------     ------
INCOME BEFORE INCOME TAX                           45          61         136       168
Income tax expense                                 15          22          45        59
                                                -----       -----      ------     ------
NET INCOME                                      $  30       $  39      $   91     $ 109
                                                -----       -----      ------     ------
                                                -----       -----      ------     ------

                                        (3)

                     HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS
                                     (In Millions)

                                            September 30,       December 31,
                                                1995                1994
                                            -------------       -------------
                                             (unaudited)
ASSETS:
Investments
Fixed maturities, available for sale,
  at fair value                              $ 14,279             $ 13,429
Equity securities, at fair value                   97                   68
Mortgage loans, at outstanding principal
  balance                                         286                  316
Policy loans, at outstanding balance            4,453                2,614
Other investments                                 104                  107
                                             ---------            --------
                                               19,219               16,534
Cash                                               23                   20
Premiums and amounts receivable                   235                  160
Reinsurance recoverable                         6,067                5,466
Accrued investment income                         413                  378
Deferred policy acquisition costs               2,066                1,809
Deferred income tax                               465                  590
Other assets                                      168                   83
Separate account assets                        31,391               22,809
                                             ---------            --------
                                             $ 60,047             $ 47,849
                                             ---------            --------
                                             ---------            --------
LIABILITIES AND STOCKHOLDER'S EQUITY

Future policy benefits                       $  2,311             $  1,890
Other policyholder funds                       23,432               21,328
Other liabilities                               1,364                1,000
Separate account liabilities                   31,391               22,809
                                             ---------            --------
                                               58,498               47,027
                                             ---------            --------
Common stock -- authorized 1,000 shares,
  $5,690 par value, issued and outstanding
  1,000 shares                                      6                    6
Capital surplus                                 1,009                  826
Unrealized loss on securities, net of tax        (201)                (654)
Retained earnings                                 735                  644
                                             ---------            --------
                                                1,549                  822
                                             ---------            --------
                                             $ 60,047             $ 47,849
                                             ---------            --------
                                             ---------            --------

                                         (4)

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (In Millions)

                                                                  Nine Months
                                                               Ended September 30,
                                                              --------------------
                                                                  1995       1994
                                                              ---------  ---------
                                                                   (Unaudited)

OPERATING ACTIVITIES:
NET INCOME                                                    $     91   $     109
Adjustments to net income:
Net realized investment losses (gains) before tax                   10         (12)
Net policyholder investment losses (gains) before tax               (3)          6
Net deferred policy acquisition costs                             (257)       (286)
Net amortization of premium on fixed maturities                     15          35
Deferred income tax benefits                                      (128)        (54)
(Increase) decrease in premiums and amounts receivable            (168)         27
(Increase) decrease in other assets                               (102)         17
(Increase) decrease in reinsurance recoverable                     (61)          7
Increase in liability for future policy benefits                   434         206
Increase in other liabilities                                      261          60
Decrease in accrued investment income                              (36)        (72)
                                                              ---------    --------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                    56          43
                                                              ---------    --------

INVESTING ACTIVITIES:
Purchases of fixed maturity investments                         (3,752)      (8,501)
Proceeds from sales of fixed maturity investments                3,211        4,899
Maturities and principal paydowns of long-term investments       1,078        1,680
Net purchases of other investments                              (1,931)        (621)
Net (purchases) sales of short-term investments                   (184)         720
                                                              ---------    --------
CASH USED FOR INVESTING ACTIVITIES                              (1,578)      (1,823)
                                                              ---------    --------

FINANCING ACTIVITIES:
Net receipts from investment and UL-type contracts
  credited to policyholder account balances                      1,525        1,708
Capital contributions                                                0          100
                                                              ---------    --------
CASH PROVIDED BY FINANCING ACTIVITIES                            1,525        1,808
                                                              ---------    --------

NET INCREASE IN CASH                                                 3           28
Cash at beginning of period                                         20            1
                                                              ---------    --------
CASH AT END OF PERIOD                                           $   23       $   29
                                                              ---------    --------
                                                              ---------    --------

                                         (5)

                   Item 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                               RESULTS OF OPERATIONS
                                   (In Millions)

                    QUARTER ENDED SEPTEMBER 30, 1995 AND 1994

                                          ILAD             AMS          SPECIALTY           TOTAL
                                       ------------    ------------    ------------      ----------
                                       1995    1994    1995    1994     1995   1994      1995    1994
                                       ----    ----    ----    ----     ----   ----      ----    ----
REVENUES                               $203    $195    $177    $194     $358   $ 86      $738    $475
BENEFITS, CLAIMS, EXPENSES AND TAXES    166     165     191     188      351     83       708     436
                                       ----    ----    ----    ----     ----   ----      ----    ----
NET INCOME (LOSS)                      $ 37    $ 30    $(14)   $  6     $  7   $  3      $ 30    $ 39
                                       ----    ----    ----    ----     ----   ----      ----    ----
                                       ----    ----    ----    ----     ----   ----      ----    ----

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues. New deposits of fixed and variable annuities in the three months ended September 30, 1995 were approximately $1 billion, a decrease from prior year sales of $1.7 billion, but are not reported as revenues. New business sales have slowed, however the past two years have seen unprecedented growth for this line of business and the current trend is more indicative of stable continual growth. Net income, up 23% for the same period last year, continues to grow due to the nature of these products in that revenues and earnings are earned primarily on the existing asset base.

ASSET MANAGEMENT SERVICES (AMS)

Third quarter results remain consistent with first and second quarter experience but are down from the same period last year. The guaranteed rate contract (GRC) line was particularly impacted by investment prepayment activity. Additionally, since interest credited to contractholders is fixed, this expense remains constant even as investment income declines.

SPECIALTY

The growth of the Specialty line is based primarily on increased sales of corporate owned life insurance. New deposit premiums (not reported as revenues) during the third quarter were approximately $600 million. Revenues for the third quarter of 1994 are reflected net of a one time reinsurance transaction of approximately $280 million. Revenues increased due to the continued growth in this line of business resulting in increases in cost of insurance and maintenance fees and interest earned on policy loans.
In part, this reflects the 1994 recapture of reinsurance previously ceded to a third party. The corresponding increase in benefits, claims and expenses is primarily due to increases in dividends to policyholders, as a significant portion of this block is written on a participating basis.


                    NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

                                          ILAD             AMS          SPECIALTY           TOTAL
                                       ------------    ------------    ------------      ----------
                                       1995    1994    1995    1994     1995   1994      1995    1994
                                       ----    ----    ----    ----     ----   ----      ----    ----
REVENUES                               $611    $517    $565    $588     $951   $442     $2,127 $1,547
BENEFITS, CLAIMS, EXPENSES AND TAXES    507     443     596     565      933    430      2,036  1,438
                                       ----    ----    ----    ----     ----   ----      -----  ------
NET INCOME (LOSS)                      $104    $ 74    $(31)   $ 23     $ 18   $ 12      $  91 $  109
                                       ----    ----    ----    ----     ----   ----      -----  ------
                                       ----    ----    ----    ----     ----   ----      -----  ------

                                          (6)

                       Item 2.  MANAGEMENT'S NARRATIVE ANALYSIS OF
                                   RESULTS OF OPERATIONS
                                        (In Millions)

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

Growth in fixed and variable annuity sales, as well as several assumption reinsurance transactions in the last several years have increased the assets under management in this segment to over $27 billion through September 1995. The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues. New deposits of fixed and variable annuities in the first nine months of 1995 were approximately $4 billion, but are not reported as revenues, a decrease from prior year sales of $4.9 billion.

ASSET MANAGEMENT SERVICES (AMS)

This segment, consistent with the industry, has experienced a decline in net investment income due to interest rate drops. The guaranteed rate contract
(GRC) line was particularly impacted by investment prepayment activity in excess of expectations. Additionally, since interest credited to contractholders is fixed, this expense remains constant even as investment income declines. Although income for this line will continue to be impacted from these prepayments, hedging strategies are in place that limit volatility against future interest rate movements.

SPECIALTY

The growth of the Specialty line is based primarily on increased sales of corporate owned life insurance. New deposit premiums (not reported as revenues) during the first nine months were $2.1 billion compared to $500 million in 1994. Revenues for 1994 are reflected net of a one time reinsurance transaction of approximately $280 million. Revenues increased due to the continued growth in this line of business resulting in increases in cost of insurance and maintenance fees and interest earned on policy loans. In part, this reflects the 1994 recapture of reinsurance previously ceded to a third party, as well as revenues on a block of business assumed from a third party in December of 1994. The corresponding increase in benefits, claims and expenses is primarily due to increases in dividends to policyholders, as a significant portion of this block is written on a participating basis.

                                      (7)

NOTES TO THE FINANCIAL STATEMENTS:

On June 30, 1995, The Company received a non-cash capital contribution of $183 million.

On September 21, 1995, at a Special Meeting of the Shareholders of ITT, ITT Shareholders approved the Distribution by ITT of all of the outstanding shares of common stock of ITT Hartford (the Distribution). In the Distribution, shareholders of ITT common stock will receive, among other items, one share of ITT Hartford Common stock for each share of ITT common stock held.



                                     (8)

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

                      STATUTORY-BASIS FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1994 AND 1993

                                  TOGETHER WITH

                                AUDITORS' REPORT

                        [ARTHUR ANDERSEN LLP LETTERHEAD]



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of

          ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory-basis balance sheets of ITT Hartford Life and Annuity Insurance Company (Wisconsin corporation and wholly-owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1994 and 1993, and the related statutory-basis statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditor's report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in
Note 1 are material, the statutory-basis financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with statutory accounting practices as described in Note 1.


Hartford, Connecticut
January 30, 1995

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                             STATUTORY BALANCE SHEETS
                                     ($000)


                                                                       December 31,
                                                          --------------------------------------
                                                             1994                        1993
                                                          ----------                  ----------
ASSETS
  Bonds                                                  $   798,501                 $   294,338
  Common Stocks                                                2,275                       1,599
  Policy Loans                                                20,145                       1,859
  Cash & Short-Term Investments                               84,312                      33,232
  Other Invested Assets                                        2,519                         458
                                                          ----------                  ----------
    Total Cash & Invested Assets                             907,752                     331,486
                                                          ----------                  ----------

  Investment Income Due & Accrued                             12,757                       4,426
  Premium Balances Receivable                                    467                          46
  Receivables from Affiliates                                  2,861                       4,320
  Other Assets                                                13,749                      17,254
  Separate Account Assets                                  3,588,077                   2,053,775
                                                          ----------                  ----------
     Total Assets                                        $ 4,525,663               $   2,411,307
                                                          ----------                  ----------
                                                          ----------                  ----------
LIABILITIES
  Aggregate Reserves for Future Benefits                 $   447,284               $      41,195
  Policy & Contract Claims                                     9,902                         740
  Liability for Premium & Other Deposit Funds                479,202                     284,159
  Asset Valuation Reserve                                      2,422                       1,066
  Payable to Affiliates                                        7,840                      13,618
  Other Liabilities                                         (100,349)                    (71,939)
  Separate Account Liabilities                             3,588,077                   2,053,775
                                                          ----------                  ----------
     Total Liabilities                                     4,434,378                   2,322,614
                                                          ----------                  ----------
                                                          ----------                  ----------
CAPITAL AND SURPLUS
  Common Stock                                                 2,500                       2,500
  Gross Paid-In & Contributed Surplus                        114,109                     114,109
  Unassigned Funds                                           (25,324)                    (27,916)
                                                          ----------                  ----------
    Total Capital and Surplus                                 91,285                      88,693
                                                          ----------                  ----------

TOTAL LIABILITIES AND CAPITAL AND SURPLUS                $ 4,525,663               $   2,411,307
                                                          ----------                  ----------
                                                          ----------                  ----------

               The accompanying notes are an integral part of
                          these financial statements.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                         STATUTORY STATEMENTS OF INCOME
                                   ($000)


                                                                 Years Ended December 31,
                                                          --------------------------------------
                                                              1994         1993          1992
                                                          ----------    ----------    ----------
REVENUES
  Premiums & Annuity Considerations                      $   442,173   $    14,281   $     9,974
  Annuity & Other Fund Deposits                              608,685     1,986,140         1,292
  Net Investment Income                                       29,012         7,970         5,666
  Commissions & Expense Allowances on Reinsurance Ceded      154,527        60,700        50,209
  Reserve Adjustment on Reinsurance Ceded                  1,266,926             0             0
  Other Revenues                                              41,857       369,598          (231)
                                                          ----------    ----------    ----------
    Total Revenues                                         2,543,180     2,438,689        66,910
                                                          ----------    ----------    ----------

BENEFITS AND EXPENSES
  Death and Annuity Benefits                                   7,948         3,192         2,822
  Surrenders and Other Benefit Payments                      181,749         4,955         1,836
  Commissions and Other Expenses                             186,303       132,169        57,360
  Increase in Reserves for Future Benefits                   416,748         5,120         3,765
  Increase in Liability for Premium
      and Other Deposit Funds                                182,934       281,024           887
  Net transfers to Separate Accounts                       1,541,419     2,013,183             0
                                                          ----------    ----------    ----------
    Total Benefits and Expenses                            2,517,101     2,439,643        66,670
                                                          ----------    ----------    ----------

NET GAIN (LOSS) FROM OPERATIONS
  BEFORE FEDERAL INCOME TAXES                                 26,079          (954)          240

  Federal Income Taxes                                        24,038        11,270         1,561
                                                          ----------    ----------    ----------
NET GAIN (LOSS) FROM OPERATIONS                                2,041       (12,224)       (1,321)

  Net Realized Capital Gains                                      (2)          877           120
                                                          ----------    ----------    ----------
NET INCOME (LOSS)                                        $     2,039   $   (11,347)  $    (1,201)
                                                          ----------    ----------    ----------
                                                          ----------    ----------    ----------


                 The accompanying notes are an integral part of
                          these financial statements.

                ITT  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
              STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                                    ($000)


                                                                  Years Ended December 31,
                                                           -------------------------------------

                                                              1994         1993           1992
                                                           ---------     ---------     ---------
CAPITAL & SURPLUS - BEGINNING OF YEAR                    $    88,693    $   30,027    $   41,227
                                                           ---------     ---------     ---------

  Net Income (Loss)                                            2,039       (11,347)       (1,201)
  Net Unrealized Gains (Losses) on Investments                  (133)       (1,198)          527
  Change in Asset Valuation Reserve                           (1,356)          135          (655)
  Change in Non-Admitted Assets                               (8,599)        1,076        (7,671)
  Change in Reserve (valuation basis)                         10,659             0             0
  Aggregate write-ins for surplus                                (18)            0             0
  Dividends to Stockholder                                         0             0        (2,200)
  Paid In Capital                                                  0        70,000             0

                                                           ---------     ---------     ---------

    Change in Capital and Surplus                              2,592        58,666       (11,200)

                                                           ---------     ---------     ---------

CAPITAL & SURPLUS - END OF YEAR                          $    91,285 $      88,693 $      30,027
                                                           ---------     ---------     ---------

                                                           ---------     ---------     ---------



         The accompanying notes are an integral part of these financial statements.

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                      STATUTORY STATEMENTS OF CASH FLOW
                                   ($000)

                                                                Years Ended December 31,
                                                         ---------------------------------------
                                                              1994         1993          1992
                                                           ---------    ----------    ----------
OPERATIONS
  Premiums, Annuity Considerations & Fund Deposits       $ 1,050,493   $ 2,000,492   $    11,262
  Investment Income                                           24,519         5,594         5,578
  Other Income                                             1,515,700       434,851        53,635
                                                           ---------    ----------    ----------
    Total Income                                           2,590,712     2,440,937        70,475
                                                           ---------    ----------    ----------
  Benefits Paid                                              181,205         8,215         4,789
  Federal Income Taxes Paid on Operations                     20,634         9,666            44
  Other Expenses                                           1,832,905     2,231,477        57,383
                                                           ---------    ----------    ----------
    Total Benefits & Expenses                              2,034,744     2,249,358        62,216
                                                           ---------    ----------    ----------
    NET CASH FROM OPERATIONS                                 555,968       191,579         8,259
                                                           ---------    ----------    ----------

PROCEEDS FROM INVESTMENTS

  Bonds                                                       87,747        88,334        71,668
  Common Stocks                                                    0             0           102
  Other                                                           40        23,638            88
                                                           ---------    ----------    ----------
    NET INVESTMENT PROCEEDS                                   87,787       111,972        71,858
                                                           ---------    ----------    ----------

Tax on Capital Gains                                             (96)          376          (119)
Paid In Surplus                                                    0        70,000             0
Other Cash Provided                                           30,554             0         6,028
                                                           ---------    ----------    ----------
         TOTAL PROCEEDS                                      674,405       373,175        86,264
                                                           ---------    ----------    ----------

COST OF INVESTMENTS ACQUIRED

  Bonds                                                      595,181       314,933        80,174
  Common Stocks                                                  808           567           625
  Miscellaneous Applications                                   2,523             0             0
                                                           ---------    ----------    ----------
    TOTAL INVESTMENTS ACQUIRED                               598,512       315,500        80,799
                                                           ---------    ----------    ----------

OTHER CASH APPLIED
  Dividends Paid to Stockholder                                    0             0         2,200
  Other                                                       24,813        24,626        13,725
                                                           ---------    ----------    ----------
    TOTAL OTHER CASH APPLIED                                  24,813        24,626        15,925
                                                           ---------    ----------    ----------
         TOTAL APPLICATIONS                                  623,325       340,126        96,724
                                                           ---------    ----------    ----------
NET CHANGE IN CASH & SHORT-TERM INVESTMENTS                   51,080        33,049       (10,460)

CASH & SHORT-TERM INVESTMENTS, BEGINNING OF YEAR              33,232           183        10,643
                                                           ---------    ----------    ----------
CASH & SHORT-TERM INVESTMENTS, END OF YEAR               $    84,312   $    33,232   $       183
                                                           ---------    ----------    ----------
                                                           ---------    ----------    ----------


                 The accompanying notes are an integral part of
                         these financial statements.

                              ARTHUR ANDERSEN LLP


                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
       ITT Hartford Life and Annuity Insurance Company


We have audited the accompanying statutory-basis balance sheets of ITT Hartford Life and Annuity Insurance Company (a Wisconsin corporation and wholly-owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1994 and 1993, and the related statutory-basis statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditor's report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in Note 1 are material, the statutory-basis financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1994 and 1993, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1994.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with statutory accounting practices as described in
Note 1.

                                       /s/ Arthur Andersen LLP

Hartford, Connecticut
January 30, 1995 (except with respect to the matter discussed in Note 9, as to which the date is December 20, 1995)

                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1994
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     ORGANIZATION

     ITT Hartford Life and Annuity Insurance Company (ILA or the Company), formerly known as ITT Life Insurance Corporation, is a wholly owned
     subsidiary of Hartford Life Insurance Company (HLIC), which is        an
     indirect subsidiary of the ITT Hartford Insurance Group, Inc. (ITT Hartford), a wholly owned subsidiary of ITT Corporation (ITT).

     ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

     BASIS OF PRESENTATION

     The accompanying ILA statutory basis financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners (NAIC) and the Insurance Department of the State of Wisconsin.

     Statutory accounting practices and generally accepted accounting principles
     (GAAP) differ in certain significant respects. These differences principally involve:

          (1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy;

          (2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract. For GAAP purposes, revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders. The retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used where investment margins are the primary source of profit;

          (3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the National Association of Insurance Commissioners (NAIC) which may vary considerably from interest and mortality used for GAAP financial reporting;

          (4) providing for income taxes based on current taxable income only for statutory purposes, rather than establishing additional assets or liabilities for deferred federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial statement and tax reporting purposes;

          (5) excluding certain assets designated as non-admitted assets (past due agent's balances, furniture and equipment, etc.) from the balance sheet for statutory purposes by directly charging surplus;

          (6) establishing accruals for post-retirement and post-employment health care benefits on an optional basis, immediate recognition or a twenty year phase-in approach, whereas GAAP liabilities were established at date of adoption. For statutory reporting purposes the Company established accruals utilizing the twenty year phase-in approach;

         (7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, resulting from changes in interest rates during the period the asset is held, into income over the remaining life of the asset sold (Interest Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

         (8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place. On a GAAP basis reserves are reported gross of reinsurance with reserve credits presented as recoverable assets.


         (9) the reporting of fixed maturities at amortized cost, where GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The Company's fixed maturities were classified on a GAAP basis as "available-for-sale" and accordingly, these investments were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Unrealized Loss on Securities, Net of Tax"

As of December 31, 1994, 1993 and 1992, the significant differences between statutory and GAAP basis net income and capital and surplus for the Company are summarized as follows:



                                         1994           1993           1992
                                       --------       --------       --------
GAAP Net Income:                   $     23,295    $     6,071    $     7,034

Deferred acquisition costs             (117,863)      (147,700)       (17,434)
Benefit reserve adjustment               30,912         14,059         (1,833)
Deferred taxes                           (9,267)        (7,123)           769
Separate accounts                        75,941        110,547              0
Coinsurance                               3,472         11,578          8,005
Other, net                               (4,451)         1,221          2,258
                                      ---------      ---------      ---------
Statutory Net Income (Loss)        $      2,039    $   (11,347)   $    (1,201)
                                      ---------      ---------      ---------
                                      ---------      ---------      ---------

                                         1994           1993           1992
                                       --------       --------       --------

GAAP Capital and Surplus           $    199,785    $   198,408    $   122,504

Deferred acquisition costs             (422,201)      (304,338)      (156,638)
Benefit reserve adjustment               85,191         43,621         29,562
Deferred taxes                           13,257         13,706         20,829
Separate accounts                        18,488        110,547              0
Asset valuation reserve                  (2,422)        (1,066)        (1,201)
Coinsurance                                   0         22,642          9,442
Unrealized (Gain) Loss on Bonds          21,918              0              0
Other, net                                9,269          5,173          5,529
                                       --------       --------       --------
Statutory Capital and Surplus      $     91,285    $    88,693    $    30,027
                                       --------       --------       --------
                                       --------       --------       --------

    AGGREGATE RESERVES AND LIABILITIES FOR PREMIUM AND OTHER DEPOSIT FUNDS:

    Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with presently accepted actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables at various rates ranging from 2.5% to 5.5%. Accumulation and on-benefit annuity reserves are based principally on Individual Annuity tables at various rates ranging from 2.5% to 8.75% and using the Commissioner's Annuity Reserve Valuation Method (CARVM). Accident and health reserves are established using a two year preliminary term method and morbidity tables based on company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the Statutory Statement of Income.

    During 1994, the Company changed the valuation method on life policies and contracts resulting in a $10.9 million increase in surplus. The new valuation method is in accordance with presently accepted actuarial standards.

    INVESTMENTS:

    Investments in bonds are carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the National Association of Insurance Commissioners (NAIC) Securities Valuation Office (SVO) are carried at the appropriate SVO published value. When apermanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Common stocks are carried at market value with the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

    Changes in unrealized capital gains and losses on common stock are reported as additions to or reductions of surplus. The Asset Valuation Reserve, which replaced the Mandatory Securities Valuation Reserve used in 1991, is designed to provide a standardized reserve process for realized and unrealized losses due to the default and equity risks associated with invested assets. The reserve increased by $1,356 in 1994, decreased by $135 in 1993 and increased by $655 in 1992. Additionally, the Interest Maintenance Reserve (IMR) captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the mortgage loan or bond sold. Realized capital gains and losses not included in IMR are reported in the Statement of Income net of taxes. Realized investment gains and losses are determined on a specific identification
    basis.   The amount of net capital losses reclassified from the IMR was $67 and $264 in 1994 and 1993, respectively and the amount of the net capital gains transferred to the IMR was $348 in 1992. The amount of income
    amortized was $114  in 1994, $178 in 1993 and $114   in 1992.

    OTHER LIABILITIES:

    The amount reflected in other liabilities includes a receivable from the separate accounts of $186.5 million and $98.2 million in 1994 and 1993, respectively. The balances are classified in accordance with NAIC accounting practices.

2.  INVESTMENTS

    (a) COMPONENTS OF NET INVESTMENT INCOME:


                                                            1994           1993           1992
                                                         --------       --------       --------
    Interest income from fixed maturity securities     $     29,493   $     7,975   $     5,985
    Interest income from policy loans                           454           124           115
    Interest and dividends from other investments               (89)           47            31
                                                          ---------     ---------     ---------
    Gross investment income                                  29,858         8,146         6,131
    Less: investment expenses                                   846           176           465
                                                          ---------     ---------     ---------
    Net investment income                              $     29,012   $     7,970   $     5,666
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------

     (b) UNREALIZED GAINS (LOSSES) ON  STOCK:



                                                          1994        1993         1992
                                                        --------    --------     --------
     Gross unrealized gains                          $       75   $      148    $       93
     Gross unrealized losses                                (60)           0             0
                                                       --------     --------      --------
     Net unrealized gains                                    15          148            93
     Balance at beginning of year                           148           93           111
                                                       --------     --------      --------
     Change in net unrealized gains on common stock  $     (133)  $       55    $      (18)
                                                       --------     --------      --------
                                                       --------     --------      --------

     (c) UNREALIZED GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS:


                                                          1994        1993         1992
                                                        --------    --------     --------


     Gross unrealized gains                            $     986    $   5,916    $   2,430
     Gross unrealized losses                             (34,718)        (684)        (143)
                                                         -------      -------      -------
     Net unrealized (losses) gains after tax             (33,732)       5,232        2,287
     Balance at beginning of year                          5,232        2,287        2,760
                                                         -------      -------      -------
     Change in net unrealized (losses) gains on
     bonds and short-term investments                  $ (38,964)    $  2,945    $    (473)
                                                         -------      -------      -------
                                                         -------      -------      -------




     (d) COMPONENTS OF NET REALIZED GAINS:

                                                          1994        1993         1992
                                                        --------    --------     --------

     Bonds                                             $    (101)  $    (316)    $    665
     Stocks                                                    0           0            4
     Real estate and other                                    34       1,316           88
                                                         -------     -------      -------
     Realized (losses) gains                                 (67)      1,000          757
     Capital gains taxes                                       2         386          289
                                                         -------     -------      -------
     Net realized gains                                      (69)        614          468
     Less: IMR Capital Gains (Losses)                        (67)       (263)         348
                                                         -------     -------      -------
     Capital Gains Net of IMR                          $      (2)  $     877     $    120
                                                         -------     -------      -------
                                                         -------     -------      -------

     (e) OFF-BALANCE SHEET INVESTMENTS
     The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1994, 1993 and 1992.

     (f) CONCENTRATION OF CREDIT RISK:
     Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

     (g) BONDS, SHORT-TERM  AND UNAFFILIATED STOCK INVESTMENTS:

                                                                             1994
                                                        ------------------------------------------------
                                                                        Gross      Gross
                                                          Amortized  Unrealized  Unrealized     Fair
                                                            Cost        Gains      Losses       Value
                                                        -----------  ----------  ----------   ----------
     U.S. government and government agencies and
     authorities:
     - guaranteed and sponsored                          $175,925          $0     $(12,059)     $163,866
     - guaranteed and sponsored - asset backed            142,318         382       (4,911)      137,789
     States, municipalities and political subdivisions     10,409           0         (603)        9,806
     International governments                              2,248           0          (69)        2,179
     Public utilities                                      29,509          31       (1,271)       28,269
     All other corporate                                  257,301         246       (9,452)      248,095
     All other corporate - asset backed                   112,390         327       (4,066)      108,651
     Short-term investments                                56,365           0            0        56,365
     Certificates of deposit                               68,401           0       (2,287)       66,114
                                                        ---------    --------    ---------    ----------
     Total                                               $854,866        $986     $(34,718)     $821,134
                                                        ---------    --------    ---------    ----------
                                                        ---------    --------    ---------    ----------


                                                                             1994
                                                        ------------------------------------------------
                                                                        Gross      Gross
                                                          Amortized  Unrealized  Unrealized     Fair
                                                            Cost        Gains      Losses       Value
                                                        -----------  ----------  ----------   ----------

     Common Stock                                          $2,260         $75         $(60)       $2,275
                                                        ---------    --------    ---------    ----------
                                                        ---------    --------    ---------    ----------


                                                                                     1993
                                                                 ------------------------------------------------
                                                                                Gross      Gross
                                                                  Amortized  Unrealized  Unrealized     Fair
                                                                    Cost        Gains      Losses       Value
                                                                 -----------  ----------  ----------   ----------
     U.S. government and government agencies and authorities:
     - guaranteed and sponsored                                      $88,485       $157        $(290)     $88,352
     - guaranteed and sponsored - asset backed                       103,264      4,019         (346)     106,937
     States, municipalities and political subdivisions                   410          0            0          410
     International governments                                             0          0            0            0
     Public utilities                                                  7,545        201            0        7,746
     All other corporate                                              76,397      1,504          (16)      77,885
     All other corporate - asset backed                               15,237         35          (20)      15,252
     Short-term investments                                            8,176          0            0        8,176
     Certificates of deposit                                           3,000          0          (12)       2,988
                                                                   ---------   --------    ---------    ---------
     Total                                                          $302,514     $5,916        $(684)    $307,746
                                                                   ---------   --------    ---------    ---------
                                                                   ---------   --------    ---------    ---------

                                                                                     1993
                                                                 ------------------------------------------------
                                                                                Gross      Gross
                                                                             Unrealized  Unrealized     Fair
                                                                    Cost        Gains      Losses       Value
                                                                 -----------  ----------  ----------   ----------

     Common Stock                                                     $1,452       $148           $0       $1,600
                                                                   ---------   --------    ---------    ---------
                                                                   ---------   --------    ---------    ---------

     The amortized cost and estimated market value of bonds and short-term investments at December 31, 1994 by management's anticipated maturity are shown below. Asset backed securities are distributed to maturity year based on ILA's estimate of the rate of future prepayments of principal over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting borrowers' rights to call or prepay their obligations.


                                                                       Estimated
                                                        Amortized        Fair
     Maturity                                             Cost          Value
     --------                                           ---------      ---------
     Due in one year or less                             $130,299       $128,300
     Due after one year through five years                606,859        579,771
     Due after five years through ten years               110,444        104,107
     Due after ten years                                    7,264          8,957
                                                        ---------      ---------
     Total                                               $854,866       $821,135
                                                        ---------      ---------
                                                        ---------      ---------

     Proceeds from sales of investments in bonds and short-term investments during 1994, 1993 and 1992 were $117,912, $333,023 and $219,356 resulting in gross realized gains of $518, $937 and $968 and gross realized losses of $624, $1,255 and $269 before transfers to IMR. The Company has no realized gains for common stock.

     (h) FAIR VALUE OF INVESTMENT-RELATED FINANCIAL INSTRUMENTS NOT DISCLOSED
         ELSEWHERE:

     BALANCE SHEET ITEMS: (IN MILLIONS)



                                                        1994                 1993
                                                 -----------------   -------------------
                                                 Carrying   Fair     Carrying    Fair
                                                  Amount    Value     Amount     Value
                                                 --------  -------   --------   --------
     ASSETS
          Policy loans                               $20       $20         $2         $2
     LIABILITIES
          Liabilities on investment contracts       $534      $526       $289       $287

     The carrying amounts for policy loans approximates fair value. The liabilities are determined by forecasting future cash flows discounted at current market rates.

3.   RELATED PARTY TRANSACTIONS:

     Transactions between the Company and its affiliates within ITT Hartford relate principally to tax settlements, reinsurance, service fees, capital contributions and payments of dividends.

     For additional information, see Footnote 5,6 and 7.

4.   FEDERAL INCOME TAXES:

     The Company is included in the consolidated Federal income tax return of ITT Hartford which is ultimately included in the income tax return of ITT. Allocation of taxes is based primarily upon separate company tax return calculations with current credit for net losses used in consolidation except that increases resulting from consolidation are allocated in proportion to separate return amounts. Intercompany Federal income tax balances are generally settled quarterly with Hartford Fire. Federal income taxes paid by the Company were $20,538, $10,042 and $(75) in 1994, 1993 and 1992, respectively.

5.   CAPITAL AND SURPLUS AND SHAREHOLDER DIVIDEND RESTRICTIONS:

     The maximum amount of dividends which can be paid, without prior approval, by State of Wisconsin insurance companies to shareholders is subject to restrictions relating to statutory surplus. Dividends are paid as determined by the Board of Directors and are not cumulative. Dividends of $2,200 were paid by ILA to its parent, HLIC, in 1992. There were dividends paid by ILA to its parent, HLIC, in 1994 and 1993.

6.   PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

     The Company's employees are included in ITT's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of HLIC's group pension contracts. Pension expense was $1,211, $765 and $734 in 1994, 1993 and 1992, respectively.  Liabilities for the plan are held by ITT.

     The Company also participates in ITT's Investment and Savings Plan, which includes a deferred compensation option under IRC section 401(k) and an ESOP allocation under IRC section 404(k). The liabilities for these plans are included in the financial statements of ITT Corporation.

     The Company's employees are included in Hartford Fire's contributory defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Post-retirement health care and life insurance benefits expense (not including provisions for accrual of post-retirement benefit obligations), allocated by Hartford Fire, was $54, $34 and $113 for 1994, 1993 and 1992, respectively.

     The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 11% for 1994, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post-retirement benefit obligation and the annual expense.

     Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long term disability. Post-employment benefits expense was not considered material in 1994, 1993 and 1992.

7.   REINSURANCE

     In December 1994 the Company ceded, on a modified coinsurance basis, 80% of the variable annuity business written in 1994 to ITT Lyndon Life Insurance Company, an affiliate. The ceded business includes both general and separate account liabilities. As a result of the agreement ILA transferred approximately $1,352 million in assets and liabilities to ITT Lyndon Life Insurance Company. The financial impact of the cession was an increase of approximately $15 million to net income and surplus.

     In November 1994 the Company ceded, on a modified coinsurance basis, 30% of the separate account variable annuity business distributed by Paine Webber to Paine Webber Life Insurance Company (PWLIC). As a result of the agreement ILA transferred approximately $24 million in assets and liabilities to PWLIC. The financial impact of the cession was an increase of approximately $765 thousand to net income and surplus.

     In October 1994, the agreement, effective December 1990, which required ILA to coinsure 90% of all existing and new business, excluding variable annuity business. written by the Company to HLIC, was terminated. As a result of the termination, ILA received approximately $430 million in assets and liabilities from HLIC. The income statement impact of the transaction was a decrease of approximately $15 million to net income and surplus.

     In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of HLA. As a result of this transaction, the assets and liabilities of the company increased approximately $1 billion. The impact on consolidated net income was not significant.

8.   COMMITMENTS AND CONTINGENCIES:

     The Company has no material contingent liabilities, nor has the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in various legal actions which have arisen in the course normal of its business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the results of operations and financial position of the Company.

9.   SUBSEQUENT EVENTS:

     On December 20, 1995, ITT distributed all of the outstanding shares of common stock of ITT Hartford to ITT shareholders (the Distribution). In the Distribution, shareholders of ITT common stock received, among other items, one share of ITT Hartford common stock for each share of ITT common stock held.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The prospectus consisting of _______ pages.

     The undertaking to file reports.

     The Rule 484 undertaking.

     The signatures.


     (1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

          A. (1) Resolution of Board of Directors of the Company is incorporated herein.

             (2)    Not Applicable.

             (3)(a) Principal Underwriting Agreement is incorporated herein.

             (3)(b) Forms of Selling Agreements; Filed with this Registration
                    Statement.

             (3)(c) Not Applicable.

             (4)    Not Applicable.

             (5) Form of Modified Single Premium Variable Life Insurance Policy and Last Survivor Modified Single Premium Variable Life Insurance Policy is incorporated herein.

             (6)(a) Certificate of Incorporation of ITT Hartford Life and
                    Annuity Insurance Company is incorporated herein.

             (6)(b) Bylaws of ITT Hartford Life and Annuity Insurance Company is
                    incorporated herein.

             (7)    Not Applicable.

             (8)    Not Applicable.

             (9)    Not Applicable.

             (10) Form of Application for Modified Single Premium Variable Life Insurance

                    Policies and Last Survivor Modified Single Premium Variable Life Insurance Policy is incorporated herein.

             (11) Memorandum describing transfer and redemption procedures is incorporated herein.

     (2) Opinion and consent of Scott Richardson, Attorney is incorporated herein.

     (3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

     (4)  Not applicable.

     (5)  Opinion and consent of Michael Winterfield, is incorporated herein.

     (6)  Consent of Arthur Andersen LLP, Independent Certified Public
          Accountants.

     (7)  Opinion and consent of Attorney is incorporated by reference as
          Exhibit 2.

     (8)  Opinion and consent of Actuary is incorporated by reference as
          Exhibit 5.

     (9)  Power of Attorney is incorporated herein.

                           UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                         UNDERTAKING ON INDEMNIFICATION

Article VIII of the Bylaws of ITT Hartford Life and Annuity Insurance Company, a Wisconsin corporation, provides for indemnification of its officers, directors and employees as follows:

SECTION 1. No person shall be liable to the Company for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as director or officer of the Company, or of any other company, partnership, joint venture, trust or other enterprise for which he serves as a director, officer or employee at the request of the Company, in good faith, if such person
(a) exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (b) took or omitted to take such action in reliance upon advice of counsel for the Company or upon statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe to be true. The foregoing shall not be exclusive of other rights and defenses to which he may be entitled as a matter of law.

SECTION 2. The Company shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, (other than one by or in the right of the Company) by reason of the fact that he is or was a director, officer or employee of the company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonabley incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful.

SECTION 3. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as uch court shall deem proper.

SECTION 4. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, upon receipt of any undertaking by or on behalf of the director or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized hereby.

SECTION 5. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, bylaw, agreement, vote of shareholders or of disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, has and duly caused this Registration Statement to be signed by the following persons in the capacities on the dates indicated.


ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
  SEPARATE ACCOUNT FIVE (Registrant)

By:       /s/ Gregory A. Boyko
   ---------------------------------
   Gregory A. Boyko, Life Controller


ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

*By:       /s/ Gregory A. Boyko
    ---------------------------------
    Gregory A. Boyko, Life Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Donald R. Frahm, Chairman
  and Chief Executive Officer, Director*

Bruce D. Gardner, General Counsel
  Corporate Secretary, Director*

Joseph H. Gareau, Executive Vice
  President and Chief Investment
  Officer, Director*

Joseph Kanarek, Vice President                *By:    /s/ Scott K. Richardson
  Director*                                       ------------------------------
                                                         Scott K. Richardson
                                                           Attorney-in-Fact

Thomas M. Marra, Senior Vice                  Dated:       January 5, 1996
  President, Director*                              ----------------------------

Lowndes A. Smith, President,
  Chief Operating Officer,
  Director*

Lizabeth H. Zlatkus, Vice President
  Director*